   As filed with the Securities and Exchange Commission on May 26, 2000

                                                 Registration No. 333-34514
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                             Airspan Networks Inc.
             (Exact name of registrant as specified in its charter)

       Washington                   4812                    75-2743995
                             (Primary Standard            (IRS Employer
    (State or other              Industrial            Identification No.)
    jurisdiction of         Classification Code
    incorporation or              Number)
     organization)              --------------
                          Cambridge House, Oxford Road
                      Uxbridge, Middlesex UB8 1UN England
                              011 44 1895 467 100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                PTSGE Corp.
                         701 Fifth Avenue, Suite 5000,
                           Seattle, Washington 98104
                                 (206) 623-7580
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                        Copies of all communications to:
       Christopher H. Cunningham                   William M. Kelly
                                                Davis Polk & Wardwell
         Ben O. Orndorff
       Preston Gates & Ellis LLP                 1600 El Camino Real
     701 Fifth Avenue, Suite 5000            Menlo Park, California 94025
    Seattle, Washington 98104-7078                  (650) 752-2000
            (206) 623-7580
                                --------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement as the underwriters shall determine.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------

                      CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                              Proposed
                                                              maximum        Maximum       Amount of
                                             Amount to be  offering price   aggregate     registration
   Title of securities to be registered     registered(1)    per share    offering price      fee
------------------------------------------------------------------------------------------------------
Common stock, $0.0003 per share...........    5,750,000        $11.00      $63,250,000     $16,698(2)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes shares issuable upon the underwriters' exercise of their over-allotment option.

(2) Previously paid.
                                --------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MAY 26, 2000.

                             5,000,000 Shares


                          [AIRSPAN LOGO APPEARS HERE]

                             Airspan Networks Inc.

                                  Common Stock

                                  -----------

  Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price per share will be between $9.00 and $11.00 per share. We have applied to list the common stock on The Nasdaq Stock Market's National Market under the symbol "AIRN."

  The underwriters have an option to purchase a maximum of 750,000 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 7.

                                            Price to Underwriting Discounts Proceeds to
                                             Public     and Commissions       Airspan
                                            -------- ---------------------- -----------
Per Share..................................    $              $                  $
Total......................................  $             $                   $

  Delivery of the shares of common stock will be made on or about     , 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

           Deutsche Banc Alex. Brown

                      Lehman Brothers

                                                      U.S. Bancorp Piper Jaffray

                   The date of this prospectus is     , 2000.

Inside front cover artwork

   Graphics depicting Airspan products including base stations, antennas, and urban and rural settings where they are deployed with text: "Airspan provides advanced fixed wireless solutions that enable communications service providers to deliver high-speed data, voice and Internet access services to business and residential customers around the globe."

Logo, Airspan The Wireless Future for Telecommunications

                               ----------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    7
Special Note Regarding Forward-
 Looking Statements.................   16
Use Of Proceeds.....................   17
Dividend Policy.....................   17
Capitalization......................   18
Dilution............................   19
Selected Financial Data.............   20
Management's Discussion And Analysis
 Of Financial Condition And Results
 Of Operations......................   21
Business............................   31

                                   Page
                                   ----
Management.......................   41
Principal Shareholders...........   51
Description Of Capital Stock.....   53
Shares Eligible For Future Sale..   55
Underwriting.....................   57
Notice To Canadian Residents.....   59
Legal Matters....................   60
Experts..........................   60
Where You Can Find More
 Information.....................   60
Index To Consolidated Financial
 Statements......................  F-1

                               ----------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                     Dealer Prospectus Delivery Obligation

   Until     , 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

                             Airspan Networks Inc.

   We are a global supplier of wireless communications systems that enable communications service providers to cost effectively deliver integrated high speed data and voice services to customers at fixed geographic locations. Our systems, which are referred to as fixed wireless, use proven, robust technology that provides wide area coverage, security and resistance to fading. Our systems can be deployed rapidly and cost effectively, providing an attractive alternative to copper wire and fiber communications networks. Our products include software tools that optimize geographic coverage of our systems using the available spectrum frequencies and provide ongoing network management. To facilitate the deployment and operation of our systems, we also offer network installation, training and support services.

   Our systems feature an architecture where a central radio transmitter and receiver, or base station, provides services to multiple customer sites, known as a point-to-multipoint system. During 1996, we began shipping our products which were among the first fixed wireless, point-to-multipoint systems to be commercially deployed. Our systems have been installed by over 40 communications service providers in approximately 30 countries and are being tested by numerous other service providers.

   We were originally organized in 1994 as a unit within DSC Communications Corporation. In January 1998 we created a new corporation that purchased the Airspan unit from DSC. We have generated significant net losses and negative cash flow since our formation and expect to continue to do so. We have an accumulated deficit of $72.1 million as of April 2, 2000.

 The Airspan Solution

   The explosive growth in Internet use is driving the global demand for reliable high speed access and increased capacity to transmit and receive data, or bandwidth. This demand, together with global deregulation and competition, is driving incumbent and alternative communications service providers to offer integrated high speed data and voice services. In order to address the demand for integrated high speed reliable data and voice services, our fixed wireless systems are designed to deliver the following benefits to communications service providers:

   Integrated Data and Voice Services Platform. Our solutions enable communications service providers to offer integrated high speed data and voice services, unlike many other access technologies that are optimized for either data or voice traffic, but not both.

   Quality of Service and Reliability. Our technology provides wide area coverage, security and resistance to fading, allowing communications service providers to offer high quality services with the same levels of reliability as traditional telephone networks.

   Rapid, Cost Effective Deployment. Our systems' wide area coverage requires fewer base stations, allowing faster deployment with lower initial capital outlays. Communications service providers can quickly begin generating new subscriber revenues due to the reduced up-front planning and infrastructure costs and the relative ease of installation of our base stations.

   Flexibility and Expandability. Our systems are highly configurable to customer requirements for specific spectrum frequencies. The modular design of our systems allows for expansion as customer capacity requirements increase.

   Comprehensive Implementation and Support Solutions. We offer our customers a range of software tools that provide system-wide analysis for optimizing geographic coverage and identifying and solving potential sources of interference. Our software tools also initiate service for new customers and provide alarm, maintenance and testing functions.

 The Airspan Strategy

   Our goal is to be the leading provider of fixed wireless systems to communications service providers. Key elements of our strategy include the following:

  . capitalize on existing deployments of our systems to attract new customers

  . extend our strong technology position through continued substantial investment in research and development

  .  target key growth market opportunities globally

  .  develop and expand our strategic relationships

  .  expand global sales, marketing and customer support presence

   We are a Washington, USA corporation and our principal executive offices are located at Cambridge House, Oxford Road, Uxbridge, Middlesex UB8 1UN England. Our telephone number is + 44 1895 467 100. We have a website located as www.airspan.com. The information on our website does not form a part of this prospectus.

                                  The Offering

Common stock offered................
                                      5,000,000 shares

Common stock outstanding after this
 offering...........................  33,281,572 shares (1)

Use of proceeds.....................  Working capital, general corporate purposes including increased research and development and sales and marketing expenditures and possible acquisitions

Proposed Nasdaq National Market       AIRN
 symbol.............................
--------

(1) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of April 2, 2000, and does not include the following:

  . 1,776,851 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.94 per share

  . an aggregate of 281,090 shares available for future issuance under our stock option plan

  . an aggregate of 249,998 shares of preferred stock issuable upon the exercise of 249,998 warrants to purchase preferred stock at an exercise price of $1.75 per share; upon the closing of this offering these warrants will convert into warrants to purchase 83,333 shares of common stock at an exercise price of $5.25 per share

Except where we state otherwise, the information we present in this prospectus:

  . reflects the three for one reverse split of our common stock effected May 25, 2000

  . reflects the amendment of our charter to increase the authorized number of shares of common stock to 50,000,000 shares

  .  assumes that the underwriters do not exercise their over-allotment
     option to purchase     additional shares

  . reflects the conversion of our outstanding convertible preferred stock into common stock upon the closing of this offering

                             Summary Financial Data

   The following tables summarize our financial data. You should read our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma balance sheet data reflects the conversion of our outstanding convertible preferred stock into common stock upon the closing of this offering. The pro forma as adjusted balance sheet data reflect our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                               Predecessor(1)                         Company
                          ------------------------ -----------------------------------------------
                                                   Eleven Months              Quarter    Quarter
                           Year Ended  Month Ended     Ended      Year Ended   Ended      Ended
                          December 31, January 25, December 31,  December 31, April 4,   April 2,
                              1997        1998         1998          1999       1999       2000
                          ------------ ----------- ------------- ------------ --------  ----------
                                                                                (in thousands,
                                                                               except per share
                                                                               data) (unaudited)
Consolidated Statement
 of Operations Data:
Revenue.................    $  4,818     $   135     $ 11,485     $   12,480  $ 1,301   $    5,661
Gross profit............         870          35        1,954          4,394      415        2,131
Operating expenses (2)..      17,613       1,850       37,519         33,890    7,564        9,817
                            --------     -------     --------     ----------  -------   ----------
Loss from operations....    $(16,743)    $(1,815)     (35,565)       (29,496)  (7,149)      (7,686)
                            ========     =======
Net loss................         --          --      $(35,596)    $  (29,449) $(7,057)  $   (7,064)
                                                     ========     ==========  =======   ==========
Net loss per share-basic
 and diluted............         --          --      $ (65.72)    $   (33.84) $(10.33)  $    (6.50)
Weighted average shares
 outstanding-basic and
 diluted................         --          --       541,667        870,328  682,870    1,087,047
Pro forma net loss per
 share-basic and
 diluted................         --          --           --      $    (1.37)     --    $    (0.26)
Pro forma weighted
 average shares
 outstanding- basic and
 diluted................         --          --           --      21,446,122      --    27,633,079

--------
(1) The statement of operations data relating to our predecessor are further described in Note 1 to our financial statements.

(2) The eleven months ended December 31, 1998 includes a charge of $14 million for acquired in-process research and development in connection with the acquisition of the net assets of our predecessor.

(3) Pro forma basic and diluted per share calculations reflect the pro forma conversion at the date of issuance of all outstanding shares of preferred stock.

                                                         As of April 2, 2000
                                                     ---------------------------
                                                               Pro    Pro Forma
                                                     Actual   Forma  As Adjusted
                                                     ------- ------- -----------
                                                           (in thousands)
                                                             (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents (1)....................... $55,906 $55,906  $102,352
Working capital.....................................  66,147  66,147   112,593
Total assets........................................  85,428  85,428   131,874
Long term debt......................................  20,440  20,440    20,440
Stockholders' equity................................  54,179  54,179   100,625

--------

(1) Excludes $3.3 million of restricted cash.

                                  RISK FACTORS

   You should carefully consider the risks described below before making a decision to invest in Airspan.

                         Risks Related To Our Business

We have incurred substantial losses and may not be profitable in the future.

   We have incurred net losses since we became an independent company, and as of April 2, 2000 we had an accumulated deficit of $72.1 million. Our operating losses have been due in part to the commitment of significant resources to our research and development and sales and marketing organizations. We expect to devote additional resources to these areas and, as a result, will need to continue increasing our quarterly revenues to achieve and maintain profitability. We cannot be certain that our revenues will grow at past rates or that we will achieve sufficient revenues for profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

We have a limited operating history, which makes our future operating results uncertain.

   We are an early-stage company in the emerging fixed wireless communications access market. We operated as a unit of DSC Communications Corporation beginning in 1994 and did not become an independent company until January 1998. As a result of our limited operating history, we have limited financial data that you can use to evaluate our business. Accordingly, our prospects must be considered in light of the risks and difficulties frequently encountered by companies in the early stage of development, particularly companies in new, rapidly evolving and highly competitive markets.

   In addition, the historical financial information for the year ended December 31, 1997 and the one month ended January 25, 1998 that we have included in this prospectus may not reflect what our results of operations would have been had we operated as a separate, stand-alone company during those periods. The information for these periods has been prepared as a statement of revenues and direct costs and does not include DSC corporate allocations of certain overhead, general and administrative expenses, interest expense and income taxes, as it is impracticable to allocate such expenses arbitrarily on a retroactive basis. Therefore, those periods are not good indications of our future performance.

Since we have a limited operating history and a significant percentage of our expenses are fixed and do not vary with revenues, our quarterly operating results are volatile and difficult to predict, and our stock price could decline.

   We may not be able to accurately forecast our quarterly revenues since our customers are not required to purchase a specific number of our products in any given quarter, which will be further affected if major deployments of our products do not occur in the quarter we anticipated. As a result, our quarterly operating results have fluctuated in the past and will likely vary in the future, which could cause the market price of our common stock to decline. Other factors that may affect our quarterly operating results include our ability to react quickly to new competing technologies, products and services which may cause us to otherwise lose our customers, or if our suppliers and manufacturers are not able to fulfill our orders and a shortage of key components leads to a delay in shipping our products. We incur expenses in significant part based on our expectations of future revenue, and we expect our operating expense, in particular salaries and lease payments, to be relatively fixed in the short run. Accordingly, an unanticipated decline in revenue for a particular quarter could have an immediate negative effect on results for that quarter. We believe that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on any one quarter as an indication of future performance.

A loss of one or more of our key customers could cause a significant decrease in our net revenue.

   We currently derive, and expect to continue to derive, a substantial percentage of our net sales from fewer than ten customers. For the year ended December 31, 1999, three customers, Suntel Private Ltd, Aliatel a.s. and eircom, plc, accounted for 59% of our revenue. In the quarter ended April 2, 2000, three customers, AZ Communications Network, Inc., Suntel Private Ltd., and eircom, plc accounted for 82% of our revenue. A number of our customers are affiliated in that they may have cross investments in each other, which means we may lose more than one customer at once if one party decided to discontinue deploying our equipment. The amount of revenue we derive from a specific customer is likely to vary from period to period, and a major customer in one period may not produce significant additional revenue in a subsequent period. We anticipate that our operating results will continue to depend on sales to a small number of key customers in the foreseeable future. In general our contracts with our customers involve major deployments which require several months to fulfill, so our results may depend on the same major customers for consecutive quarters. Once the contract is fulfilled, that customer may continue to purchase upgrades or services from us, and possibly new products but we cannot assure you of such future purchases. It is necessary therefore for us to continually seek new customers in order to increase our revenue. To the extent that any major customer terminates its relationship with us, our revenues could decline significantly.

Our customer contracts vary widely in terms and duration, allow our customers to terminate and are subject to regulatory approvals.

   Our contracts and purchase orders are separately negotiated with each of our customers and the terms may vary widely. A majority of our customers may only execute short-term purchase orders for a single or a few systems at one time instead of long-term contracts for large scale deployment of our systems. These purchase orders do not ensure that they will purchase any additional products beyond that specifically listed in the order.

   Moreover, since we believe that these purchase orders may represent the early portion of longer term customer programs, we expend significant financial and personnel resources and expand our operations to be able to fulfill these programs. If our customers fail to purchase additional products to fulfill their program as we expect, we may be unable to recover the costs we incurred and our business could suffer.

   In addition, our contracts are generally non-exclusive and contain provisions allowing our customers to terminate the agreement without significant penalties, and some contracts are conditional upon our customer's ability to receive foreign regulatory approvals. Our contracts also may specify the achievement of shipment, delivery and installation commitments. We are generally able to meet these commitments or negotiate extensions with our customers. However, if we fail to meet these commitments in a timely manner, our customers may choose to terminate their contract with us or impose monetary penalties. If our customers fail to obtain the required regulatory approvals in a timely manner, or elect to terminate their contracts with us, our revenues would be reduced.

Our sales cycle is typically long and unpredictable.

   Our sales cycle can range from approximately six months to approximately two years and varies depending on the customer. The length of the sales cycle with a particular customer is influenced by a number of factors, including:

  .  the particular communications market that the customer serves

  .  the testing requirements imposed by the customer on our systems

  . the customer's experience with sophisticated communications equipment including fixed wireless technology

  . the cost of purchasing our systems, including the cost of converting to our products from previously installed equipment, which may be significant

   Before we receive orders, our customers typically test and evaluate our products for a period of months or, in some cases, more than a year. In addition, the emerging and evolving nature of the communication access market may cause prospective customers to delay their purchase decisions as they evaluate new technologies or competing technologies or wait for new products or technologies. As the average order size for our products increases, our customers' processes for approving purchases could become more complex, leading to a longer sales cycle. We expect that our sales cycle will continue to be long and unpredictable. Accordingly it is difficult for us to anticipate the quarter in which particular sales may occur, to determine product shipment schedules and provide our manufacturers and suppliers with enough lead time to ensure that they have sufficient inventory on hand. In addition, our sales cycle impairs our ability to forecast revenues and control expenses.

Our international operations may be difficult and costly.

   Sales to customers based outside the U.S. have historically accounted for a substantial majority of our revenues. In 1999, our international sales accounted for 96% of our total revenue with sales to customers in Asia Pacific, particularly Sri Lanka and the Philippines, accounting for 39.5% and Europe, particularly Ireland and the Czech Republic, accounting for 41.3%. Our international sales for the quarter ended April 2, 2000 accounted for 98% of our total revenue with sales to customers in Asia Pacific, particularly Sri Lanka and the Philippines, accounting for 72.3% and Europe, particularly Ireland and the Czech Republic, accounting for 23.7%. We are a U.K. based operation with primarily international sales, which exposes us to risks associated with international operations including:

  . longer payment cycles, including difficulty in collecting accounts receivable and timing delays associated with collection

  . tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries and fluctuations in currency exchange rates

  .  import or export licensing and product certification requirements

  .  seasonal reductions in business activity in some parts of the world

  .  unexpected changes in regulatory requirements

  .  difficulties and costs of staffing and managing foreign operations

  . political and economic instability, including the impact of economic recessions, specifically recently in Asia

  . limited ability to enforce agreements, intellectual property and other rights in some foreign countries

  .  higher levels of regulation relating to the telecommunications industry

   In addition, changes in foreign currency exchange rates also affect our revenue. See "Fluctuations in the values of foreign currencies could have a negative impact on our profitability."

We may not be able to expand our sales and distribution capabilities, which would harm our ability to generate revenue.

   We believe that our future success depends upon our ability to expand our direct and indirect sales operations, including establishing relationships with international distributors. We cannot be certain that we will be successful in these efforts. In addition, our distributors may not devote adequate resources to marketing, selling and supporting our products. If we fail to expand these sales channels, our business will be seriously harmed.

Our results of operations could be negatively affected if we are unable to manage our rapid growth effectively.

   We have experienced a period of rapid growth and expansion that has strained our resources. Since we became an independent company, the number of our employees, including contract personnel, increased from

74 to 217 as of March 31, 2000. We intend to continue to expand rapidly. In order to manage growth effectively, we must continue to develop and expand our operational systems, procedures and controls. A failure to do so would impair our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis. Our inability to manage growth effectively could seriously harm our business.

Competition from larger, better capitalized or emerging competitors for our products could result in price reductions, reduced gross margins and loss of market share.

   We compete in a new, rapidly evolving and highly competitive and fragmented market. We compete with companies that are producing fixed wireless communications access systems, satellite access systems, cable access systems and other new entrants to this industry, as well as traditional communications companies.

   We expect competition to persist and intensify in the future. In the particular frequencies where we operate, we compete directly with ECI and Lucent, as well as smaller start-up companies. We compete indirectly with a number of large telecommunication equipment suppliers such as Alcatel, Ericsson, Hughes, and Nortel. In addition, our technology competes with other high speed solutions, such as digital subscriber lines, optical fiber cable, cable modems and high speed leased lines and satellite technologies.

   Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and financing of their products than we can. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain customer market share rapidly. These competitors may enter our existing or future markets with systems that may be less expensive, provide higher performance or contain additional features.

   We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that may supplant or provide lower cost alternatives to our systems. To remain competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be certain that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive.

Our dependence on key suppliers and one manufacturer may result in product delivery delays.

   Some of the key components of our products are purchased from single vendors, including printed circuit boards from Flextronics International Sweden AB, cabinets from Ripley Engineering Limited, electronic connector panels from Sanmina (Ireland) Limited and electric power amplifiers from Amplidyne Inc., for which alternative sources are generally not readily available. If our vendors fail to supply us with components because they do not have them in stock when we need them, they reduce or eliminate their manufacturing capacity for these components or they enter into exclusive relationships with other parties which prevents them from selling to us, we could experience significant delays in shipping our products while we seek other sources, which may result in our customers claiming damages. At times we have been forced to purchase these components from distributors instead of from the manufacturers, which significantly increases our costs. We do not have long-term contracts with most of these suppliers. Instead, we execute purchase orders approximately three to six months in advance of when we believe we may need the components. These purchase orders are non-exclusive, and we are generally not required to purchase any minimum volume of components from any of these suppliers. Since we do not have long-term contracts with these suppliers, they may terminate our relationship with up to four months' notice.

   In addition, we outsource most of our manufacturing processes to Flextronics. Flextronics relies on our forecasts of future orders to make purchasing and manufacturing decisions. We provide them with forecasts on a biweekly basis. If our forecast turns out to be inaccurate, it may lead either to excess inventory that would increase our costs or a shortage of components that would delay shipments of our systems. Our contract with

Flextronics is non-exclusive and may be terminated with four months' notice by either party without significant penalty. Other than agreeing to purchase the materials we request in the forecasts, we do not have any agreements with them to purchase any minimum volume. It is possible that our major competitors may enter into contracts with Flextronics.

   Our products incorporate software developed and maintained by third parties. We depend on these third parties to deliver, support and enhance their software. The failure of these third parties to do so could seriously harm our business.

Our ability to attract, train and retain qualified employees is crucial to increase our revenue and future growth.

   The design and development of fixed wireless communications access systems is complex and requires highly trained professional software, hardware and radio frequency engineers and customer support personnel. Our business strategy of developing and delivering sophisticated products and providing our customers with the appropriate levels of technical support will suffer if we do not have the skilled personnel working for us. In addition, our future growth also depends upon our ability to expand our sales and marketing operations in order to seek new customers, maintain key customer relationships and increase market awareness of our products. Even if we are able to hire these personnel, we will need to train them, and they will need time to become fully productive. Competition for skilled personnel is intense, especially in the London, England area where we maintain our primary operations. The inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales and marketing professionals, may hinder our ability to keep up with new technologies or continue to increase our customer base.

The loss of Eric Stonestrom or any of our other executive officers could impair our ability to implement our business plan successfully.

   We believe that our ability to implement our business strategy and our future success depends on the continued employment of our senior management team, in particular our president and chief executive officer, Eric Stonestrom. Our senior management team, who have extensive experience in our industry and are vital to maintaining some of our major customer relationships, would be very difficult to replace. The loss of the technical knowledge and management and industry expertise of these key employees could make it difficult for us to execute our business plan effectively, could result in delays in new products being developed, lost customers and diversion of resources while we seek replacements.

If we are not able to implement a program to reduce costs over time, introduce new products or increase sales volume, our gross margin may decline.

   We expect the average selling prices of our products to decline due to a number of factors, including competitive pricing pressures, rapid technological change and volume sales discounts. Accordingly, to maintain or increase our gross margin, we must develop and introduce new products or product enhancements with higher gross margins and implement cost reductions.

   If our average selling prices continue to decline and we are not able to maintain or increase our gross margin, our results of operations could be harmed.

We may not have adequate protection for our intellectual property, which may make it easier for others to sell competing products at lower prices.

   Our success depends in part on proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our technology, and we may not be able to detect unauthorized use or take appropriate steps to enforce our intellectual property rights. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S. and the U.K., and we may encounter substantial infringement problems in those countries. In addition, we do not file for patent protection in every country where we conduct business. If we fail to adequately protect our intellectual property rights, or fail to do so under applicable law, it would be easier for our competitors to copy our products and sell competing products at lower prices, which would harm our business.

Our products may infringe on the intellectual property rights of third parties, which may result in lawsuits and prohibit us from selling our products.

   Third parties could assert exclusive patent, copyright, trademark and other intellectual property infringement claims against the technologies that are important to us. In addition, third parties may assert claims, or initiate litigation against us, or our manufacturers, suppliers or customers with respect to existing or future products, trademarks or other proprietary rights. There is a substantial risk of litigation regarding intellectual property rights in our industry. Any claims against us or customers that we indemnify against intellectual property claims, with or without merit, may:

  .  be time-consuming, costly to defend and harm our reputation

  .  divert management's attention and resources

  .  cause delays in the delivery of our products

  .  require the payment of money damages

  . result in an injunction, which would prohibit us from using these technologies and require us to stop shipping our systems until they could be, if possible, redesigned

  . require us to enter into license or royalty agreements, which may not be available on acceptable terms or require payment of substantial sums

Fluctuations in the values of foreign currencies could have a negative impact on our profitability.

   Although 87% of our sales in 1999 were denominated in U.S. dollars, we incur most of our expenses in British pounds and a majority of our cost of goods sold in Swedish krona. We expect these percentages to fluctuate over time. While we recently commenced currency hedging activities to limit the risks of exchange rate fluctuations, fluctuations in the value of foreign currencies could still have a negative impact on the profitability of our global operations and our business. The value of foreign currencies may also make our products more expensive than local products.

A material defect in our products could seriously harm our credibility and harm our business.

   We have detected and are likely to continue to detect errors and product defects in connection with new product releases and product upgrades. In the past, some of our products have contained defects that have to date delayed the commencement of service but have not materially affected the operation, planned scale or planned functionality of the networks. We may experience future defects that materially affect customer networks which may adversely affect our ability to sell our systems, cause us to incur significant warranty and repair costs and harm our credibility with our customers. Fixed wireless devices are highly complex and frequently contain undetected software or hardware errors when first introduced or as new versions are released. If our hardware or software contains undetected errors, we could experience:

  . delayed or lost revenues and market share due to adverse customer reactions

  . higher costs and expenses due to the need to provide additional products and services to a customer at a reduced charge or at no charge

  . claims for substantial damages against us, regardless of our responsibility for any failure, which may lead to increased insurance costs

  . negative publicity regarding us and our products, which could adversely affect our ability to attract new customers

  .  diversion of management and development time and resources

   Our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or our insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could adversely affect our business.

If there is a problem in one of our networks, we may have difficulty identifying the source of the problem.

   Our products must successfully integrate with products from other companies. When problems occur in a network, it may be difficult to identify the source of the problem. Although a third-party's product may be the source of hardware or software errors in our network, our customers may hold us responsible. We may not be able to respond quickly to correct these problems, which may result in the loss of future sales and harm to our reputation. In addition, we may be forced to incur significant expenses.

Because our executive office and our executive officers are in the United Kingdom, you may not be able to enforce judgments against us that are obtained in U.S. courts.

   Since our executive office is located in Middlesex, England, our executive officers reside outside the U.S. and a portion of our assets are located outside the U.S. As a result, it may be difficult or impossible for investors to effect service of process upon such persons within the U.S. or to enforce against such persons judgments obtained in the U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the U.S.

                         Risks Related To Our Industry

Fixed wireless systems may not achieve widespread acceptance, which could cause our business to fail.

   The fixed wireless market is relatively new. Our ability to sell and deploy our systems in the future depends on commercial acceptance of fixed wireless technology as a communications system. In particular, if alternative technologies, including wireline, cable and satellite approaches, achieve a significantly different cost, performance or deployment profile which makes them less expensive, more accessible or technologically sophisticated, fixed wireless systems could be significantly less competitive.

   In order to achieve commercial acceptance, we will need to educate prospective customers, including large, established communications companies, governments and government contractors in developing countries, about the benefits and uses of fixed wireless systems in general and our systems in particular. If our efforts fail or if fixed wireless systems do not achieve commercial acceptance, our business could be seriously harmed.

Changes in telecommunications regulation could adversely affect our customers and may lead to lower sales and may also restrict our business.

   Our customers are subject to extensive regulation as communications service providers. Changes in legislation or regulation that adversely affect our existing and potential customers could lead them to spend less on communications access systems, which would harm our business.

   At present there are few laws or regulations that specifically address our business of providing communications access equipment. However, future regulation may include access or settlement charges or tariffs which could impose economic burdens on us and our customers. We are unable to predict the impact, if any, that future legislation, judicial decisions or regulations will have on our business.

The communications systems market is changing rapidly, and failure to anticipate and react to the rapid change could result in loss of customers or unnecessary capital expenditure.

   The market for communications systems has been characterized by:

  .  rapid technological developments

  .  evolving industry standards

  .  dramatic changes in the regulatory environment

  .  frequent new product and service introductions

   Our future success depends largely on our ability to enhance our existing products and services and to introduce new products and services that are based on leading technologies and that are capable of adapting to changing technologies, industry standards and customer preferences, in a timely and cost effective manner.

   New technologies, services or standards could require us to significantly change our business model, develop new products or provide additional services. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. Furthermore, if the overall market for communications systems grows slower than anticipated, or if our products and services fail in any respect to achieve market acceptance, our revenues would be lower than we anticipate and our business could be adversely affected.

                         Risks Related to the Offering

Our existing shareholders have voting control over Airspan.

   On completion of this offering, our executive officers and directors and their affiliates will beneficially own in the aggregate approximately 33.2% of our outstanding common stock. This percentage will be 32.4% if the underwriters exercise their over-allotment option in full. As a result, these shareholders will be able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us.

Our stock price may be volatile after this offering because our shares have not been publicly traded before this offering.

   Prior to this offering, you could not buy or sell our common stock publicly. An active trading market for our stock may not develop or be sustained after this offering. The initial public offering price will be determined by us and the underwriters based on negotiations concerning the valuation of our common stock. The public market may not agree with or accept this valuation. The market price for our common stock is likely to be volatile, which may be caused by a number of factors, some of which are beyond our control:

  . variations in our quarterly operating results which are difficult to predict

  . changes in financial estimates or investment recommendations by securities analysts relating to our stock based on their perceptions of our business

  . changes in market valuations of similar companies or the telecommunications business in general

  . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments which the market may view as unfavorable to us

  . loss of one of our major customers whom we depend upon to generate revenue

  .  the potential for future sales of our common stock

  . fluctuations in the stock market price and volume of traded shares generally, especially fluctuations in the technology sector which tends to be volatile

We may need to raise additional capital after this offering and if we are not able to raise capital on acceptable terms or on a timely basis, we may not be able to continue our business operations.

   We anticipate that we will continue to experience negative cash flow for at least the next 36 months following the offering, and may need to raise additional funds. If we cannot secure needed funds on acceptable terms, we may not be able to develop or enhance our technologies or products, take advantage of future opportunities or respond to competitive pressures or unanticipated cash requirements, or hire and recruit additional personnel, which could seriously harm our business. If we issue additional equity securities to raise funds, the ownership percentage of existing shareholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock.

When we become a public company, we may be the target of securities class action litigation, which could be costly and time consuming to defend.

   In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Although we are not currently a party to any such class action litigation as a private company, we may in the future be the target of litigation since the volatility of the market price of our securities may cause our investors to lose money. Securities litigation may result in substantial costs to defend and divert management's attention and resources.

Our articles of incorporation and bylaws and Washington law contain provisions that could delay or prevent a change of control of Airspan.

   Certain provisions of our articles of incorporation and bylaws and Washington law may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

  . authorizing the board of directors to issue additional common and preferred stock

  .  not permitting cumulative voting in the election of directors

  .  limiting the persons who may call special meetings of shareholders

  .  not permitting shareholder action by written consent

  . establishing advance notice requirements for nominations for election of the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings

   We are also subject to certain provisions of Washington law that could delay, deter or prevent us from entering into an acquisition. Chapter 19 of the Washington Business Corporation Act prohibits a Washington corporation such as Airspan from engaging in a business combination with an interested shareholder unless specific conditions are met.

Substantial future sales of our shares in the public market may cause our stock price to fall.

   If our shareholders (especially our existing shareholders) sell substantial amounts of our common stock in the public market after this offering, our stock price may decline significantly. These sales also might make it more difficult for us to sell equity securities in the future. All of the shares sold in this offering will be freely tradable. Substantially all of the remaining shares are subject to lock-up arrangements between the shareholders and us or the underwriters. Of the remaining shares of common stock outstanding after this offering, 27,555,381 will be eligible for sale in the public market 180 days following the date of the final prospectus. Of these shares, 18,388,849 shares will be subject to volume limitations under federal securities laws.

   In addition, on the date 180 days following the date of the final prospectus, approximately 723,481 shares will be subject to vested options.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements under the captions "Prospectus Summary", "Risk Factors", "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are "forward-looking statements". These statements involve known and unknown risks and uncertainties, such as our plans, objectives, expectations and intentions, and other factors that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These factors are listed under "Risk Factors" and elsewhere in this prospectus.

   In some cases, you can identify forward-looking statements by terminology such as "expects", "anticipates", "intends", "may", "should", "plans", "believes", "seeks", "estimates" or other comparable terminology.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements. We are under no obligation to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   We expect to receive proceeds of approximately $45.0 million from the sale of 5,000,000 shares of common stock, and an additional $7.0 million from the sale of 750,000 shares if the underwriters' over-allotment option is exercised in full, at an assumed initial public offering price of $10.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

   We intend to use the net proceeds of this offering primarily for additional working capital and other general corporate purposes, including in management's estimation continued investment in research and development between $15 million and $25 million and sales and marketing expenditures between $10 million and $20 million. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. While we have no specific plans for any remaining proceeds, we may also use a portion of the net proceeds to acquire businesses, products and technologies, or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any acquisition or joint venture.


   Pending the uses described above, we intend to invest the net proceeds in short-term, interest bearing, investment-grade securities. We cannot predict whether the proceeds will be invested to yield a favorable return.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. In addition, pursuant to a loan agreement with a capital equipment lessor, we cannot pay dividends without such lender's consent. Accordingly, we do not currently anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our cash and cash equivalents and capitalization as of April 2, 2000:

  .  on an actual basis

  . on a pro forma basis to reflect the conversion of our outstanding convertible preferred stock into common stock upon the closing of this offering and the sale of 578,573 shares of Series C preferred stock at $2.50 per share on April 11, 2000

  . on a pro forma as adjusted basis to reflect our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us

   The information set forth in the table below is qualified by, and you should read it in conjunction with, our more detailed consolidated financial statements and notes to financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                    As of April 2, 2000
                                              ---------------------------------
                                                            Pro      Pro Forma
                                               Actual      Forma    as Adjusted
                                              --------  ----------- -----------
                                                        (unaudited)
                                                       (in thousands)
Cash and cash equivalents.................... $ 55,906   $ 57,352    $102,352
                                              ========   ========    ========
Long-term debt, net of current portion....... $ 20,440   $ 20,440    $ 20,440
Stockholders' equity:
Convertible preferred stock $0.0001 par
 value; in series A, B and C, 81,000,000
 shares authorized, 80,171,429 shares issued
 and outstanding, actual; 5,000,000
 authorized, none issued and outstanding, pro
 forma and pro forma as adjusted.............      801        --          --
Common stock, $0.0001 par value; 50,000,000
 shares authorized, 1,358,725 shares issued
 and outstanding, actual; 50,000,000 shares
 authorized, 28,275,392 shares issued and
 outstanding, pro forma; 50,000,000 shares
 authorized, 33,275,392 shares issued and
 outstanding, pro forma as adjusted..........       41         65          67
Notes receivable--stockholder................     (130)      (130)       (130)
Additional paid-in capital...................  125,576    127,799     172,797
Accumulated deficit..........................  (72,109)   (72,109)    (72,109)
                                              --------   --------    --------
  Total stockholders' equity ................   54,179     55,625     100,625
                                              --------   --------    --------
  Total capitalization....................... $ 74,619   $ 76,065    $121,065
                                              ========   ========    ========

--------

This table excludes the following shares as of April 2, 2000:

 . 1,776,851 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.94 per share

 . an aggregate of 281,090 shares available for future issuance under our stock option plan

 . an aggregate of 249,998 shares of preferred stock issuable upon the exercise of 249,998 warrants to purchase preferred stock at an exercise price of $1.75 per share; upon the closing of this offering these warrants will convert into warrants to purchase 83,333 shares of common stock at an exercise price of $5.25 per share

The pro forma and pro forma as adjusted columns of this table reflect the three for one reverse split of the common stock effected May 25, 2000.

                                    DILUTION

   Our pro forma net tangible book value as of April 2, 2000 was approximately $54.1 million, or $1.91 per share after giving effect to the conversion of all of our outstanding preferred stock as of April 2, 2000, and subsequent sales of 578,573 shares of Series C preferred stock at $2.50 per share into common stock upon the closing of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the conversion of all of our outstanding preferred stock as of April 2, 2000, and subsequent sales of 578,573 shares of Series C preferred stock at $2.50 per share into common stock.

   Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at April 2, 2000 would have been approximately $99.5 million, or $2.98 per share. This represents an immediate increase in net tangible book value of $1.07 per share to existing shareholders and an immediate dilution in net tangible book value of $7.02 per share to new investors of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share......................... $10.00
  Pro forma net tangible book value per share as of April 2, 2000.......   1.91
  Increase per share attributable to new investors......................   1.07
                                                                         ------
Pro forma net tangible book value per share after this offering.........   2.98
  Dilution per share to new investors................................... $ 7.02
                                                                         ------

   The following table sets forth, on a pro forma basis as of April 2, 2000, after giving effect to the conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing holders of common stock and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $10.00 per share.

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
                                             %         $          %        $
Existing shareholders......... 28,275,392  85.0    127,864,433  71.9      4.52
New investors.................  5,000,000  15.0     50,000,000  28.1     10.00
                               ----------  ----   ------------  ----     -----
Total......................... 33,275,392   100%  $177,864,433   100%
                               ==========  ====   ============  ====

--------
This table excludes:

 . 1,776,851 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.94 per share

 . an aggregate of 281,090 shares available for future issuance under our stock option plan

 . an aggregate of 249,998 shares of preferred stock issuable upon the exercise of 249,998 warrants to purchase preferred stock at an exercise price of $1.75 per share; upon the closing of this offering these warrants will convert into warrants to purchase 83,333 shares of common stock at an exercise price of $5.25 per share

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The financial information for the year ended December 31, 1997 and month ended January 25, 1998 relates to the periods while we were a unit of DSC, which we refer to as the predecessor business. The information relating to the predecessor business has been prepared as a statement of revenues and direct costs and expenses and is not intended to be a complete presentation of the financial results of operations of the predecessor business. The statement of revenues and direct costs and expenses for the year ended December 31, 1997 and month ended January 25, 1998 and the consolidated statement of operations data and balance sheet data for the eleven months ended or as of December 31, 1998 and the year ended or as of December 31, 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus which have been audited by Ernst & Young, independent auditors, whose report thereon is also included elsewhere in this prospectus. The consolidated statement of operations data for the quarters ended April 4, 1999 and April 2, 2000 and the balance sheet data as of April 2, 2000 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments necessary for the fair presentation of our financial position and results of operations.

                              Predecessor(1)                                  Company
                         ------------------------ ---------------------------------------------------------------
                          Year Ended  Month Ended      Eleven
                         December 31, January 25,   Months Ended       Year Ended     Quarter Ended Quarter Ended
                             1997        1998     December 31, 1998 December 31, 1999 April 4, 1999 April 2, 2000
                         ------------ ----------- ----------------- ----------------- ------------- -------------
                                                  (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenue.................   $  4,818     $   135       $ 11,485         $    12,480       $ 1,301     $    5,661
Cost of revenue.........      3,948         100          9,531               8,086           886          3,530
                           --------     -------       --------         -----------       -------     ----------
Gross profit............        870          35          1,954               4,394           415          2,131
                           --------     -------       --------         -----------       -------     ----------
Research and
 development............      9,747       1,074         10,524              13,845         3,215          4,199
Sales and marketing.....      3,832         398          6,765               9,883         1,931          3,099
General and
 administrative.........      4,034         378          3,960               7,686         1,799          2,243
Acquired in-process
 research and
 development and
 amortization of
 intangibles (2)........        --          --          16,270               2,476           619            276
                           --------     -------       --------         -----------       -------     ----------
Total operating
 expenses...............     17,613       1,850         37,519              33,890         7,564          9,817
                           --------     -------       --------         -----------       -------     ----------
Loss from operations....   $(16,743)    $(1,815)       (35,565)            (29,496)       (7,149)        (7,686)
                           ========     =======
Interest and other
 income, net............        --          --             119                 147           110            638
Income taxes............        --          --            (150)               (100)          (18)           (16)
                                                      --------         -----------       -------     ----------
Net loss................        --          --        $(35,596)        $   (29,449)      $(7,057)    $   (7,064)
                                                      ========         ===========       =======     ==========
Net loss per share--
 basic and diluted......        --          --        $ (65.72)        $    (33.84)      $(10.33)    $    (6.50)
Shares used to compute
 net loss per share--
 basic and diluted......        --          --         541,667             870,328       682,870      1,087,047
Pro forma net loss per
 share--basic and
 diluted(3).............        --          --             --          $     (1.37)          --      $    (0.26)
Shares used to compute
 pro forma net loss per
 share--basic and
 diluted................        --          --             --           21,446,122           --      27,633,079

                                                   As of
                             -------------------------------------------------
                             December 31, 1998 December 31, 1999 April 2, 2000
                             ----------------- ----------------- -------------
                                                (in thousands)
Consolidated Balance Sheet
 Data:
Cash and cash equivalents...      $36,178           $58,828         $55,906
Working capital.............       39,758            68,795          66,147
Total asset.................       57,840            88,220          85,428
Long term debt..............       16,095            20,138          20,440
Stockholders' equity........       32,624            57,212          54,179

--------
(1) The statement of operations data relating to our predecessor are further described in Note 1 to our financial statements.

(2) The eleven months ended December 31, 1998 includes a charge of $14 million for acquired in-process research and development in connection with the acquisition of the net assets of our predecessor.

(3) Pro forma basic and diluted per share calculations reflect the pro forma conversion at the date of issuance of all outstanding preferred stock into common stock.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included else where in the prospectus. The financial information for the year ended December 31, 1997 and January 1998 relate to the periods while we were a unit of DSC, which we refer to as the predecessor business. The information relating to the predecessor business has been prepared as a statement of revenues and direct costs and expenses and is not intended to be a complete presentation of the financial results of operations of the predecessor business. Since our financial information for the eleven months ended December 31, 1998 is not a full year, we refer to that period as "fiscal 1998" in the following discussion and analysis.

Overview

   We are a global supplier of wireless communications systems that enable communications service providers to cost effectively deliver to customers at fixed geographic locations integrated high speed data and voice services. We were originally organized in 1994 as a unit within DSC Communications Corporation, a telecommunications equipment manufacturer acquired by Alcatel in 1998. DSC began developing fixed wireless access systems in 1992. In January 1998 we created a new corporation that purchased the Airspan unit from DSC for $25 million, consisting of $15 million of debt payable over three years beginning February 1, 2001 and 10 million shares of preferred stock. Following the acquisition of DSC by Alcatel, we redeemed the preferred stock held by DSC for a cash payment of $10 million. During February 1999 we moved to our own premises in Uxbridge, U.K.

   We generated revenue of $4.8 million in 1997, $11.5 million in fiscal 1998, $12.5 million in 1999, and $5.7 million in the quarter ended April 2, 2000. We have incurred net losses of $16.7 million, $35.6 million, and $29.4 million for 1997, fiscal 1998 and 1999, respectively and we incurred net losses of $7.1 million in the first quarter of 2000. Since becoming an independent company we have generated significant net losses and negative cash flow since our formation and expect to continue to do so. We have an accumulated deficit of $72.1 million as of April 2, 2000.

   We generate revenue from sales of our integrated systems including hardware and software and from services related to implementation and support activities. Sales of our systems, primarily our AS4000 systems, constituted 93% in fiscal 1998 and 89% in 1999. Our sales have been from a relatively small number of our systems. Following our purchase of the Airspan unit from DSC, we continued to sell products developed while we were a division of DSC, which we refer to as our older generation products. In 1998, we introduced products that assign frequencies to users only when needed, which significantly expanded the potential number of users per system. We refer to these products, which have higher margins than our older generation products, as our newer generation products. Although service revenue does not currently constitute a material portion of our revenue, we believe services will increase as a percentage of our revenue. Revenue is recognized when all significant contractual obligations have been satisfied and the collection of resulting revenues is reasonably assured. For most product sales, revenue recognition occurs on shipment. For contracts with nonstandard terms revenue is recognized when these terms have been satisfied. Revenue from customer service contracts is recognized once the services have been rendered. Any billings in excess of revenue recognized for products or services are classified as deferred income or customer advances.

   We sell our products primarily through our direct sales force and, to a lesser extent, through distribution channels. We have a direct sales presence in the U.S., U.K., Sweden, Denmark, Poland, Czech Republic, Brazil, the Philippines, South Korea, Sri Lanka and Canada. We also sell through independent agents and resellers in markets where we do not have a direct sales presence and to original equipment manufacturers who may sell our products under their name. Our sales cycle is typically long and unpredictable and varies between six months to two years, and often involves extensive testing and evaluation by prospective customers, which makes it difficult for us to anticipate the quarter in which particular sales may occur.

   In 1999, our international sales accounted for 96% of our total revenue, while U.S. sales accounted for 4%. Most of the U.S. sales consisted of systems sold to U.S. customers but were shipped to destinations outside the U.S. In the future, we expect U.S. sales to increase as a percentage of our total sales. In 1999, our top ten customers accounted for 89% of our revenue. We currently derive, and expect to continue to derive, a substantial percentage of our revenue from fewer than ten customers. In the quarter ended April 2, 2000, AZ Communications Network, Inc., Suntel Private Ltd. and eircom, plc represented 36%, 28% and 17%, respectively, of our revenue. For the year ended December 31, 1999, Suntel Private Ltd., Aliatel a.s. and eircom, plc represented 28%, 18% and 13%, respectively, of our revenue. For the eleven months ended December 31, 1998, Smart Communications, Aliatel a.s. and Telbank represented 18%, 14% and 14%, respectively, of our revenue. We anticipate that our operating results will continue to depend on sales to a small number of key customers in the foreseeable future. The following table identifies the percentage of our sales by geographic region in the periods identified.

                                                  Percent of
                                                   Revenues
                               -------------------------------------------------
                                 Eleven Months
                                     Ended          Year Ended     Quarter Ended
     Geographic Area           December 31, 1998 December 31, 1999 April 2, 2000
     ---------------           ----------------- ----------------- -------------
     United States...........        26.5%              3.9%            2.1%
     Asia Pacific............        11.5              39.5            72.3
     Europe..................        47.9              41.3            23.7
     Africa and Middle East..        12.7              13.8             1.5
     Other location..........         1.4               1.5             0.4

   Cost of revenue consists of component and material costs, direct labor costs, warranty costs, royalties, overhead related to manufacturing our products and customer support costs. Our gross margin is affected by changes in our product mix because our gross margin on base stations and related equipment is substantially higher than the gross margin on subscriber terminals. In addition, our gross margin is affected by changes in the average selling price of our systems, volume discounts granted to significant customers and the proportion of total revenue of sales of software which typically carries a higher gross margin than hardware. We expect the average selling prices of our products to decline and we intend to continue to implement product cost reductions and develop and introduce new products or product enhancements to maintain or increase our gross margins. Further, we expect to derive an increasing proportion of our revenue from the sale of our integrated systems through distribution channels. Revenue derived from these sales channels typically carry a lower gross margin than direct sales.

   Research and development expenses consist primarily of salaries and related costs for personnel and expenses for design, development and testing facilities and equipment. These expenses also include costs associated with product development efforts, including consulting fees and prototyping costs from initial product concept to manufacture and production. We expect to continue to make substantial investments in research and development.

   Sales and marketing expenses consist of salaries and related costs for personnel, sales commissions, consulting fees and expenses for advertising, travel, technical assistance, trade shows, and promotional and demonstration materials. We expect to continue to incur substantial expenditures related to sales and marketing activities including cost associated with the recruitment of additional sales and marketing personnel and for the expansion of our distribution channels.

   General and administrative expenses consist of salaries and related expenses for personnel, professional and consulting fees and other related expenses including facilities costs. We expect general and administrative expenses to continue to increase as we add personnel and incur additional costs related to the anticipated growth of our business and operation as a public company.

   We expect research and development, sales and marketing and general and administrative expense categories to increase in absolute dollars. However, the percentage of revenue that each of these categories represents will vary depending on the rate of our revenue growth and investments that may be required to support the development of new products and our penetration of new markets.

   We have recently announced new contracts for the sale of our AS 4000 and related products and services to Motorola and N-abler. On February 28, 2000, we announced that we have executed an agreement with Motorola whereby Motorola will offer our systems as part of its wireless solutions portfolio, opening up a new sales channel for our products. On April 18, 2000, we announced that N-abler Communications Inc., an equipment operator for AZ Communications, will purchase our AS 4000 systems and deploy those systems to large corporate customers in the Philippines.

   We outsource most of our manufacturing processes to Flextronics International and expect to continue to use contract manufacturers. We also purchase some of the key components of our products from single vendors for which alternative sources are generally not readily available.

Results of Operations

   The results of operations have been prepared for the periods:

  .  the year ended December 31, 1997 from the predecessor business

  .  the month ended January 25, 1998 from the predecessor business

  .  the eleven months ended December 31, 1998 as an independent company

  .  the year ended December 31, 1999 as an independent company

  .  the quarter ended April 4, 1999 as an independent company

  .  the quarter ended April 2, 2000 as an independent company

   The following table provides operating data as a percentage of revenue for the periods presented.

                               Predecessor                          Company
                         ------------------------  --------------------------------------------
                                                                              Quarter   Quarter
                                                   Eleven Months               Ended     Ended
                          Year Ended  Month Ended      Ended      Year Ended   April     April
                         December 31, January 25,  December 31,  December 31,   4,        2,
                             1997        1998          1998          1999      1999      2000
                         ------------ -----------  ------------- ------------ -------   -------
                                                                                (unaudited)
Revenue.................     100.0%       100.0%       100.0%        100.0%    100.0%    100.0%
Cost of revenue.........      81.9         74.1         83.0          64.8      68.1      62.4
                            ------     --------       ------        ------    ------    ------
  Gross Profit..........      18.1         25.9         17.0          35.2      31.9      37.6
                            ------     --------       ------        ------    ------    ------
Operating expenses:
  Research and
   development..........     202.3        795.6         91.6         110.9     247.1      74.2
  Sales and marketing...      79.5        294.8         58.9          79.2     148.4      54.7
  General and
   administrative.......      83.7        280.0         34.5          61.6     138.3      39.6
  Acquired in-process
   research and
   development and
   amortization of
   intangibles..........       --           --         141.7          19.8      47.6       4.9
                            ------     --------       ------        ------    ------    ------
Total operating
 expenses...............     365.6      1,370.4        326.7         271.6     581.4     173.4
                            ------     --------       ------        ------    ------    ------
Loss from operations....    (347.5)    (1,344.4)      (309.7)       (236.3)   (549.5)   (135.8)
Interest and other
 income, net............       --           --           1.0           1.2       8.5      11.3
Income taxes............       --           --           1.3           0.8       1.4       0.3
                            ------     --------       ------        ------    ------    ------
Net loss................    (347.5)%   (1,344.4)%     (309.9)%      (236.0)%  (542.4)%  (124.8)%
                            ======     ========       ======        ======    ======    ======

Comparison of the Quarter Ended April 2, 2000 to the Quarter Ended April 4,
1999

 Revenue

   Revenue increased 335% from $1.3 million for the quarter ended April 4, 1999 to $5.7 million for the quarter ended April 2, 2000. The growth in revenue has been due to the increased demand of our newer generation, higher priced products predominantly from customers located in Asia Pacific and Europe, which increased 960% and 185%, respectively. Our increase in revenue is due to volume, rather than price increases.

 Cost of Revenue

   Cost of revenue increased 298% from $0.9 million in the quarter ended April 4, 1999 to $3.5 million in the quarter ended April 2, 2000, resulting from the substantial increase in revenue. Gross profit as a percentage of revenue increased from 31.9% for the quarter ended April 4, 1999 to 37.6% for the quarter ended April 2, 2000. The gross profit improvement reflected primarily the results of fewer product design changes and, to a lesser extent, increased volume and introduction of lower priced products, partly offset by lower average selling prices.

 Research and Development Expenses

   Research and development expenses increased 30.6% from $3.2 million in the quarter ended April 4, 1999 to $4.2 million in the quarter ended April 2, 2000, due to increased headcount.

 Sales and Marketing Expenses

   Sales and marketing expenses increased 60.5% from $1.9 million in the quarter ended April 4, 1999 to $3.1 million in the quarter ended April 2, 2000, reflecting a higher headcount and the expansion of our sales and marketing activities. In addition, sales and marketing expenses for the first quarter of 1999 and 2000 included provisions totaling $0.0 million and $0.1 million, respectively, for potential bad debt expense.

 General and Administrative Expenses

   General and administrative expenses increased 24.6% from $1.8 million in quarter ended April 4, 1999 to $2.2 million in the quarter ended April 2, 2000, reflecting a higher headcount.

 Acquired In-process Research and Development and Amortization of Intangibles

   Acquired in-process research and development and amortization of intangibles expense decreased 55.3% from $0.6 million in the quarter ended April 4, 1999 to $0.3 million in the quarter ended April 2, 2000, reflecting the full write off of core/developed technology, purchase contracts and patents.

 Interest and other Income

   Interest and other income increased 183.4% from $0.4 million for the quarter ended April 4,1999 to $1.1 million in the quarter ended April 2, 2000 and consisted of interest earned on cash deposits with financial institutions. The increased interest was from higher cash balances from additional equity capital. Amounts from interest income were partially offset by interest expense of $0.3 million and $0.5 million respectively, on predominately outstanding indebtedness owed to DSC related to the purchase of the company's assets in January 1998.

 Income Taxes

   We did not record an income tax benefit for the tax losses generated in the U.K. because we have experienced operating losses since inception. The first quarter 1999 and 2000 tax provisions relates to U.S. federal income taxes currently payable primarily attributable to intercompany interest income.

 Net Loss

   Net loss remained essentially unchanged at $7.1 million from first quarter 1999 to first quarter 2000. Increases in revenue and gross profits were offset by increases in research and development, sales and marketing and general and administrative expenses.

Comparison of Fiscal Period Ended December 31, 1998 and Year Ended December 31, 1999

 Revenue

   Revenue increased 9% from $11.5 million in fiscal 1998 to $12.5 million in 1999. During 1999, revenue from older generation products decreased approximately $8.8 million but was more than offset by revenue from sales of newer generation products to customers located in Asia Pacific and Europe. Sales to customers in Asia Pacific increased 243% while sales to customers in the U.S. declined 84%.

 Cost of Revenue

   Cost of revenue decreased 15% from $9.5 million in fiscal 1998 to $8.1 million in 1999, resulting from shipment of lower cost products and a $2.1 million provision for excess inventory for older generation products in fiscal 1998. Gross profit as a percentage of revenue increased from 17.0% during fiscal 1998 to 35.2% during 1999. Excluding the inventory provision for older generation products of $2.1 million, gross profits remained constant from fiscal 1998 to 1999.

 Research and Development Expenses

   Research and development expenses increased 32% from $10.5 million in fiscal 1998 to $13.8 million in 1999, reflecting increased headcount and increased product manufacturing development costs as newer generation products moved from development to manufacturing.

 Sales and Marketing Expenses

   Sales and marketing expenses increased 46% from $6.8 million in fiscal 1998 to $9.9 million in 1999, reflecting higher headcount and the expansion of our sales and marketing activities. In addition, sales and marketing expenses for fiscal 1998 and 1999 included provisions totaling $0.6 million and $0.7 million, respectively, for potential bad debt expense.

 General and Administrative Expenses

   General and administrative expenses increased 94% from $4.0 million in fiscal 1998 to $7.7 million in 1999, reflecting higher headcount, additional costs of implementing systems and procedures for an independent company and increased costs of our new facilities.

 Acquired in-process research and development and amortization of intangibles

   Acquired in-process research and development and amortization of intangibles expense decreased 85% from $16.3 million in fiscal 1998 to $2.5 million in 1999, primarily reflecting the one-time write-off in fiscal 1998 of in-process technology. The products under development, our newer generation products, was 80% complete at the time we purchased the Airspan unit from DSC, with an estimated $4.1 million required to complete the project, including costs for final development, system verification and test, documentation and release to manufacturing processes. The new product uses a fundamentally different product architecture and software and required an entirely new design and engineering effort. The project was materially completed by March 31, 1998, with the first shipment in June 1998. We expect substantially all of our hardware product revenue will be derived from this product in 2000. See also Note 2 to the financial statements.

   Following a detailed review of the fair value and remaining economic lives for all material intangible assets, we used the following asset valuation and economic life estimations for the assets we acquired from DSC.

                                 Estimated Fair Value             Estimated Economic
          Asset                    ($ in millions)                       Life
-------------------------        --------------------             ------------------
In-process technology                   $14.0                          0 Years
Core/developed technology                 1.9                          2 Years
Purchase contracts                        2.1                          2 Years
Patents                                   0.1                          2 Years
Assembled workforce                       1.2                          4 Years

 Interest and Other Income, Net

   Interest and other income increased 42% from $1.1 million in fiscal 1998 to $1.6 million in 1999 and consisted of interest earned on cash deposits with financial institutions. The increase from fiscal 1998 to 1999 was caused by higher cash balances from the additional equity capital we raised. Amounts from interest income were partially offset by fiscal 1998 and 1999 interest expense of $1.0 million and $1.4 million, respectively, on predominately outstanding indebtedness owed to DSC related to the purchase of the Airspan unit in January 1998.

 Income taxes

   We did not record an income tax benefit for the tax losses generated in the U.K. The fiscal 1998 and 1999 tax provision of $0.2 million and $0.1 million, respectively, relates to U.S. federal income taxes currently payable primarily attributable to intercompany interest income.

 Net Loss

   Net loss decreased 17% from $35.6 million in fiscal 1998 to $29.5 million in 1999, primarily due to a decrease in acquired in-process research and development and amortization of intangibles of $13.8 million and a $2.4 million increase in gross margin. This decrease was offset in part by increases in research and development, sales and marketing and general and administrative expenses.

Comparison of Year Ended December 31, 1997 and Fiscal Period Ended December 31, 1998

 Revenue

   Revenue increased 138% from $4.8 million in 1997 to $11.5 million in fiscal 1998. Substantially all of our revenue was attributable to the older generation products. The $6.7 million increase during fiscal 1998 was primarily a result of system sales to new customers located in Asia Pacific and Europe. Sales to customers in Asia Pacific increased from 0 in the year ended December 31, 1997 to 11.5% of our revenue in the fiscal period ended December 31, 1998. Sales to customers in Europe increased from 35% in the year ended December 31, 1997 to 47.9% in the fiscal period ended December 31, 1998.

 Cost of Revenue

   Cost of revenue increased 141% from $3.9 million in 1997 to $9.5 million in fiscal 1998. The $5.6 million increase during fiscal 1998 was largely attributable to higher revenues as well as a $2.1 million excess inventory provision related to older generation products. Gross profit as a percentage of revenue decreased from 18.1% in 1997 to 17.0% in fiscal 1998 due primarily to the inventory reserve. Gross profit in fiscal 1998 excluding the $2.1 million inventory provision for older generation products would have been 36.7%.

 Research and Development Expenses

   Research and development expenses increased 8% from $9.7 million in 1997 to $10.5 million in fiscal 1998. This increase was predominately due to an increase in head count and new product development programs.

 Sales and Marketing Expenses

   Sales and marketing expenses increased 77% from $3.8 million in 1997 to $6.8 million in fiscal 1998. The increase was largely attributable to recruiting, hiring and relocating a direct sales, marketing and technical assistance staff during fiscal 1998. During 1997, sales of our products were made through DSC's sales organization, which sold a variety of DSC's products, including ours. The costs of the sales organization were not allocated by DSC and are not reflected in our 1997 expenses.

 General and Administrative Expenses

   General and administrative expenses were unchanged at $4.0 million in 1997 and in fiscal 1998. This reflects an increase in costs related to administrative personnel and being an independent company being offset by lower facilities related expenses.

 Acquired in-process research and development and amortization of intangibles

   Acquired in-process research and development and amortization of intangibles expense increased from $0.0 in 1997 to $16.3 million in fiscal 1998 primarily reflecting the one time write-off in fiscal 1998 of in-process technology.

 Interest and Other Income, Net

   We did not have any interest income or expense in 1997 while we were a unit of DSC. Interest and other income increased to $1.1 million for fiscal 1998 and consisted of interest earned on cash deposits with financial institutions. This amount was partially offset by interest expense of $1.0 million on outstanding indebtedness of $16.0 million owed to DSC related to the purchase of the company's assets in January 1998.

 Income Taxes

   We did not have any direct income taxes in 1997 while we were a unit of DSC. The fiscal 1998 tax provision of $0.2 million relates to U.S. federal income taxes primarily attributable to intercompany interest income.

 Net Loss

   We did not record net loss while we were a unit of DSC. Net loss in fiscal 1998 was $35.6 million for the reasons listed above.

Month Ended January 25, 1998

   Revenue during this period was in-line with prior period revenue. Other expenses, including research and development, sales and marketing and general and administrative were also in-line with prior period expenses.

Quarterly Results of Operations

   The following table represents our consolidated operating results for each of the eight quarters ending April 2, 2000. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary material adjustments have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and related notes.

                                                     Quarter Ended
                          ---------------------------------------------------------------------------------
                          July 3,   Oct. 2,   Dec. 31,   April 4,   July 3,   Oct. 3,   Dec. 31,   April 2,
                           1998      1998       1998       1999      1999      1999       1999       2000
                          -------   -------   --------   --------   -------   -------   --------   --------
                                                   ($ in thousands)
Consolidated Statement
 of Operations Data:
Revenue.................  $ 3,030   $ 2,696   $ 4,783    $ 1,301    $ 2,094   $ 3,509   $ 5,576    $ 5,661
Cost of revenue.........    2,110     1,794     4,934        886      1,112     2,209     3,879      3,530
                          -------   -------   -------    -------    -------   -------   -------    -------
Gross profit (loss).....      920       902      (151)       415        982     1,300     1,697      2,131
                          -------   -------   -------    -------    -------   -------   -------    -------
Operating expenses:
 Research and
  development...........    2,341     2,920     3,413      3,215      3,330     3,460     3,840      4,199
 Sales and marketing....    1,414     1,779     2,933      1,931      1,707     2,388     3,857      3,099
 General and
  administrative........      884     1,164     1,319      1,799      1,783     1,900     2,204      2,243
 Acquired in-process
  research and
  development and
  amortization of
  intangibles...........      619       619       619        619        619       619       619        276
                          -------   -------   -------    -------    -------   -------   -------    -------
 Total operating
  expenses..............    5,258     6,482     8,284      7,564      7,439     8,367    10,520      9,817
                          -------   -------   -------    -------    -------   -------   -------    -------
Loss from operations....   (4,338)   (5,580)   (8,435)    (7,149)    (6,457)   (7,067)   (8,823)    (7,686)
Other income (expense):
 Interest expense.......     (265)     (273)     (280)      (282)      (403)     (377)     (372)      (473)
 Interest and other
  income................      224       302       345        392        471       334       384      1,111
                          -------   -------   -------    -------    -------   -------   -------    -------
 Total other income
  (expense).............      (41)       29        65        110         68       (43)       12        638
                          -------   -------   -------    -------    -------   -------   -------    -------
Loss before income
 taxes..................  $(4,379)  $(5,551)  $(8,370)   $(7,039)   $(6,389)  $(7,110)  $(8,811)   $(7,048)
                          =======   =======   =======    =======    =======   =======   =======    =======
As a Percentage of
 Revenue:
Revenue.................    100.0%    100.0%    100.0%     100.0%     100.0%    100.0%    100.0%     100.0%
Cost of revenue.........     69.6      66.5     103.2       68.1       53.1      63.0      69.6       62.4
                          -------   -------   -------    -------    -------   -------   -------    -------
Gross profit (loss).....     30.4      33.5      (3.2)      31.9       46.9      37.0      30.4       37.6
                          -------   -------   -------    -------    -------   -------   -------    -------
Operating expenses:
 Research and
  development...........     77.3     108.3      71.4      247.1      159.0      98.6      68.9       74.2
 Sales and marketing....     46.7      66.0      61.3      148.4       81.5      68.1      69.2       54.7
 General and
  administrative........     29.2      43.2      27.6      138.3       85.1      54.1      39.5       39.6
 Acquired in-process
  research and
  development and
  amortization of
  intangibles...........     20.4      23.0      12.9       47.6       29.6      17.6      11.1        4.9
                          -------   -------   -------    -------    -------   -------   -------    -------
 Total operating
  expenses..............    173.5     240.5     173.2      581.4      355.3     238.4     188.7      173.4
                          -------   -------   -------    -------    -------   -------   -------    -------
Operating loss..........   (143.2)   (207.0)   (176.4)    (549.5)    (308.4)   (201.4)   (158.2)    (135.8)
Other income (expense):
 Interest expense.......     (8.7)    (10.1)     (5.9)     (21.7)     (19.2)    (10.7)     (6.7)      (8.4)
 Interest income........      7.4      11.2       7.2       30.1       22.5       9.5       6.9       19.6
                          -------   -------   -------    -------    -------   -------   -------    -------
 Total other income
  (expense).............     (1.4)      1.1       1.4        8.5        3.2      (1.2)      0.2       11.3
                          -------   -------   -------    -------    -------   -------   -------    -------
Loss before income
 taxes..................   (144.5)%  (205.9)%  (175.0)%   (541.0)%   (305.1)%  (202.6)%  (158.0)%   (124.5)%
                          =======   =======   =======    =======    =======   =======   =======    =======

   Our revenue and results of operations have fluctuated significantly from quarter to quarter in the past, and we expect these fluctuations to continue in the future. We have also incurred net losses in each quarter since inception, and we expect to continue to incur losses for the foreseeable future. The following discussion highlights significant events that have impacted our revenues and financial results for the eight quarters ended April 2, 2000.

   During fiscal 1998, our revenue was predominantly from sales of our older generation products. Revenue substantially decreased in the first quarter of 1999 from the fourth quarter of fiscal 1998 due to a combination of (1) customers spending budgeted funds prior to year-end and (2) a transition during the first quarter of 1999 from older generation products to newer generation products, including a lower-priced subscriber terminal. Following the commercial introduction of our new products, revenues increased in each subsequent quarter of 1999.

   Cost of revenue, in absolute dollars, fluctuated throughout 1998, 1999 and 2000, due to a combination of manufacturing start up costs and low volume production. Gross profits fluctuated during each year in part due to changes in product mix and were also adversely affected by volume price discounts. We made provisions of $2.3 million and $0.2 million for excess inventory in the fourth quarter of fiscal 1998 and the third quarter of 1999, respectively.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through private sales of convertible preferred stock, which totaled $115.9 million (net of transaction expenses) through April 2, 2000. We have also financed our operations through equipment leases and loans aggregating an additional $5.0 million.

   At April 2, 2000, our cash and cash equivalents totaled $59.2 million, including $3.3 million of restricted cash that is held as collateral for performance guarantees on customer and supplier contracts and with landlords. We do not have a line of credit or similar borrowing facility, nor do we have any material capital commitments.

   Our long term debt consists primarily of the amount owed to DSC as part of the purchase price paid for the company in January 1998. The debt, under a promissory note of $17.5 million, consists of the original principal amount of $15.0 million, plus accrued but unpaid interest. Interest accrues on the debt at an annual rate of 7% and is compounded on a quarterly basis until February 2001, at which time principal and interest are to be repaid in equal installments over the subsequent 36 months. The promissory note to DSC is secured by a lien over equipment, debts, stock and all other assets of our wholly-owned subsidiary based in the U.K. We have other term loans or subordinated debt aggregating $4.7 million at rates ranging from 6% to 9% annually, payable in installments over periods ranging from 21 to 54 months. There are no financial or operating covenants attached to our DSC Note or other term loans or subordinated debt. The amount payable under the promissory note is still under negotiation whereby we are seeking to reduce the principal to be paid as a result of certain claims against DSC in connection with the acquisition.

   We used cash in operating activities of $16.2 million in fiscal 1998, $29.8 million in 1999 and $6.8 million in the quarter ended April 2, 2000. The cash used in fiscal 1998 was primarily attributable to an operating loss of $35.6 million and an increase in accounts receivables and other current assets of $5.8 million. This use of cash was partly offset by an in-process research and development charge of $14.0 million, in addition to reductions in inventory, accounts payable, other accrued expenses and depreciation and amortization of $10.4 million. The cash we used in 1999 was mainly attributable to an operating loss of $29.5 million, an increase in accounts receivables, inventory and other current assets of $6.4 million and a reduction of accounts payable of $0.3 million. These amounts were partly offset by accruals, accretion of interest on notes payable, and depreciation and amortization of $6.3 million. The cash used during the first quarter of 2000 was primarily attributable to an operating loss of $7.1 million and an increase in accounts receivable, inventory and other current assets of $1.0 million and a reduction in accounts payable of $0.5 million. These amounts were partly offset by accruals, accretion of interest on notes payable and depreciation and amortization of $1.7 million.

   We used $3.3 million in cash in fiscal 1998, $4.3 million in 1999 and $0.9 million in the quarter ended April 2, 2000, for investing activities. In each period these amounts related primarily to capital equipment purchases.

   Our financing activities from the sale of convertible preferred stock provided us with cash of $58.2 million in fiscal 1998, $53.7 million in 1999 and $4.0 million in the quarter ended April 2, 2000. In addition, we obtained term loan and subordinated debt aggregating $5.0 million in 1999, which was offset in part by payments on long-term debt, including capital lease obligations and depositing cash into a restricted account as collateral.

   We believe that the net proceeds from this offering, together with our current cash, cash equivalents and borrowing capacity, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months.

Year 2000 Issues

   As a result of the change over from 1999 to 2000, none of our systems or products were affected nor are we aware of any issues that have affected our third party suppliers or customers.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued FASB Statement No. 133, "Accounting for Derivative and Hedging Activities." Statement 133 establishes standards for accounting for derivative financial instruments and hedging activities and is effective for fiscal year ending December 31, 2001. We currently hold no derivative instruments nor do we engage in hedging activities. Accordingly, we anticipate that the adoption of Statement 133 will not have a material impact on our financial positions, results of operations or cash flows.

   In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 will be effective for fiscal year ending September 30, 2000. SOP 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. We have begun capitalizing costs in calendar year 2000.

   In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 is effective for our year ending December 31, 2000. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires the costs of start-up activities and organization costs to be expensed as incurred. We do not expect that the adoption of SOP 98-5 will have any material impact on our financial positions, results of operations or cash flows.

   During December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements. Implementation of guidance prescribed in the bulletin which applies to all registrants will not result in a change to our revenue recognition policy.

Disclosures About Market Risk

   The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are exposed to risks and uncertainties. Actual results could vary materially as a result of a number of factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

   As of April 2, 2000, we had cash and cash equivalents of $59.2 million (including restricted cash). Substantially all of these amounts consisted of highly liquid investments with remaining maturities at the date of purchase of less than 90 days. These investments are exposed to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10 percent from the April 2, 2000 rates would cause the fair market value of these short-term investments to change by an insignificant amount. Due to the short duration of these investments, an immediate increase in interest rates would not have a material effect on our financial condition or results of operations. Declines in interest rates over time will, however, reduce our interest income.

   We do not own any equity investments, other than in our subsidiaries. As a result, we do not currently have any direct equity price risk.

   In 1999, 87% of our sales were denominated in U.S. dollars. Since a majority of our manufacturing occurs in Sweden, a majority of our cost of goods are denominated in Swedish krona. A large proportion of our expenses are denominated in British pounds. We expect these proportions to fluctuate over time. Recently, we initiated hedging activities and we will continue to monitor our foreign currency exposures and may modify hedging strategies as we deem prudent.

                                    BUSINESS

Business Overview

   We are a global supplier of fixed wireless systems that enable communications service providers to cost effectively deliver integrated high speed data and voice services. Our systems are based on proven, robust Code Division Multiple Access, or CDMA, a digital wireless standard that provides wide area coverage, security and resistance to fading. Our systems can be deployed rapidly and cost effectively, providing an attractive alternative to copper wire and fiber communications networks. Our products include software tools that optimize geographic coverage of our systems and provide ongoing network management. To facilitate the deployment and operation of our systems, we also offer network installation, training and support services. During 1996, we began shipping our products which were among the first fixed point-to-multipoint systems to be commercially deployed. Our systems have been installed by over 40 communications service providers in approximately 30 countries and are being tested by numerous other service providers.

Industry Overview

 The Global Need for Integrated Data and Voice Communications Services

   The explosive growth in Internet use is driving the global demand for reliable high speed access and increased bandwidth. End-users worldwide are demanding integrated communication access solutions that include reliable high speed data and Internet access and high quality voice telephony services. Even in countries where communications systems are unreliable or not yet widely deployed, businesses and consumers increasingly require Internet access and fax and modem capabilities, in addition to basic telephone service.

 Global Deregulation and Increased Competition

   Worldwide deregulation of the telecommunications industry has created the opportunity for new competitors to provide local access connections that historically were offered by a single incumbent provider. Most countries in Europe, Latin America, and Asia have joined the U.S. and the U.K. in promoting competition for communications services. Incumbent and alternative communications service providers are seeking to differentiate their service offerings on the basis of their range of services, quality and reliability, customer service, provisioning and pricing.

 Need for Cost Effective and Rapid Network Deployments

   Alternative communications service providers have expanded their focus beyond large business customers to small and medium-sized businesses and high-end residential, small-office/home-office customers as well as providing services outside of the major urban areas. These markets require more cost-effective network deployment solutions to compensate for lower average customer spending on communications services and larger coverage area requirements.

   Many countries have networks that are unable to provide reliable data, voice and fax services while many other countries lack the network infrastructure to make basic telephony services broadly available. Communications service providers in these markets, both incumbent and new entrants, need cost effective, rapidly deployable alternatives to traditional copper based networks. Time-to-market and the ability to offer integrated data and voice services with attractive pricing are key success factors.

 Access Network Bottleneck

   While the communications transport network and Internet backbone are capable of delivering data at extremely high speeds, data can only be delivered to the end user as fast as the end-user's connection will permit. Traditional access methods are inadequate to address the rapidly expanding bandwidth requirements. To address this access network bottleneck, a number of alternative solutions have emerged.

  . Digital Subscriber Line. Digital subscriber line, or DSL, technology improves the data transmission rate of existing copper networks. DSL transmission rates and service availability, however, are limited by both the quality of the available copper and the distance from the subscriber to the service provider's network equipment. These limitations restrict the use of DSL in many countries outside the U.S., Canada and portions of western Europe.

  . Cable Modems. Two-way cable modems using coaxial cable enable data services to be delivered over a network originally designed to provide television service to residential subscribers. Coaxial cable has greater transmission capacity than copper wires, but is often costly to upgrade for two-way data services. Additionally, because office buildings are generally not wired for cable service, it is not a viable alternative for many business users worldwide.

  . Fiber Optics. Fiber optics provide the highest data transmission rate of any access solution, but are the most costly to deploy. As a result, fiber is typically used only to solve the bandwidth needs of the largest businesses who can justify the higher costs.

  . Satellite. Broadband satellite solutions enable two-way access services. These solutions use broadcast satellite technology for high speed transmissions from the network service provider to the subscriber, but use slower wire-based connections to transmit data from the subscriber to the network service provider. The data rate available to each subscriber in a service area decreases as usage increases. As a result, because they are not cost effective, satellite solutions are not widely deployed worldwide.

 Need for Fixed Wireless Access Solutions

   The technology and cost limitations of other existing technologies have led many communications companies to deploy fixed wireless networks because wireless technology can deliver high performance integrated services more cost effectively, quickly and flexibly than other solutions. The market for our systems is a subset of the fixed wireless systems market. Currently there is no reliable data about the size of growth rate of our target markets. Growth rates experienced by the industry as a whole may not reflect growth rates that we or our target markets will experience

   Wireless communications equipment operates within assigned, often licensed frequency bands that vary as to the bandwidth of data that can be carried, the effective range of a single cell hub and the cost of deployment. Currently available wireless technologies include millimeter wave, wireless local area network, fixed wireless, cordless, cellular and advanced mobile systems technologies.

   Each of these technologies is best suited to specific applications. Systems based on millimeter wave technologies which utilize frequencies above 10 gigahertz, or GHz, for example, provide high bandwidth services, but are costly to deploy, have significant range limitations, require line-of-sight to provide services and are adversely affected by weather conditions. These systems are generally targeted at large business customers in major cities.

   Lower frequency cordless and cellular technologies have been widely deployed to deliver wireless voice service. Cellular has a wider geographic range than our system, while cordless and wireless local area networks have a more limited geographic range than our system. The low bandwidth of cordless and cellular technologies, however, make them unsuitable for delivering advanced high speed Internet access. Wireless local area networks have greater bandwidth than our system, but are, like cordless technologies, generally more expensive to deploy because of their limited geographic range.

   Our systems are designed to provide communications services in the 1.5 to
4.0 GHz frequency bands, which are increasingly being licensed worldwide, particularly in the 3.5 GHz range. These bands are less sensitive to line-of-sight obstructions and weather conditions than the millimeter wave technologies described above although they offer lower capacity for data transmission.

   The combination of technology costs and performance makes this spectrum ideal for broader market applications. Communications service providers addressing these markets require high performance, cost effective systems enabling integrated high speed data and voice services.

The Airspan Solution

   We are a global supplier of fixed wireless systems that enable communications service providers to cost effectively deliver integrated high speed reliable data and voice services. We have developed a fixed wireless solution, which provides the following benefits:

   Integrated Data and Voice Services Platform. Our solutions enable delivery of integrated high speed data and voice services, unlike many other access technologies that are optimized for either data or voice traffic, but not both. Our systems solve this problem by flexibly allocating the available bandwidth to the services required, thereby permitting data and voice to be transmitted efficiently. Our technology platform is designed as a modular solution to enable our systems to evolve as our technologies and customers' needs evolve.

   Quality of Service and Reliability. Our systems are based on robust, proven CDMA technology, which allows communications service providers to offer high quality data and voice services with the same level of reliability that traditional telephone networks provide. This technology provides wide area coverage, security and resistance to fading. In addition, our systems allow alternative service providers to bypass the incumbent's network enabling the service provider to monitor on a real time basis the end user's network access connection. Our products are successfully deployed and operated in a wide range of demanding environments throughout the world.

   Rapid, Cost Effective Deployment. Our fixed wireless solutions are generally less expensive to deploy than fiber or copper networks or other high speed fixed wireless networks. Our systems' wide area coverage requires fewer base stations, allowing faster deployment with lower initial capital outlays. A single base station in urban settings covers up to 70 square miles and in rural settings covers as much as a 700 square miles. Communications service providers can quickly begin generating new subscriber revenues due to the reduced up-front planning and infrastructure costs and the relative ease of installation of our base stations. Our systems allow our customers to rapidly add new subscribers that can be brought online in hours once the basic infrastructure is in place. For communications service providers, the "pay as you go" approach reduces up-front capital costs and can increase return on investment.

   Flexibility and Expandability. Our systems are highly configurable to customer requirements for specific frequencies allocations. The modular design of our systems allows for expansion as customer capacity requirements increase. Our point-to-multipoint architecture also facilitates expansion by permitting multiple subscribers to be connected to a single base station and multiple base stations to be supported by a single access concentrator. In addition, multiple service types, including data and voice, can be delivered over a single radio channel enabling communications service providers to differentiate and customize their service offerings.

   Comprehensive Implementation and Support Solutions. We offer our customers a range of software tools that provide system-wide analysis for optimizing geographic coverage and identifying and solving potential sources of interference. Our software tools also initiate service for new customers and provide alarm, maintenance and testing functions. In addition, to facilitate deployment and operation of our systems, we offer network installation, training and support services. The communications service provider is generally responsible for site preparation as well as having the responsibility and installation for subscriber terminal installation. We have also developed a network of subcontractors that allows us to support customers wherever our products are deployed.

Our Strategy

   Our goal is to be the leading provider of integrated fixed wireless communications access systems to communications service providers. Key elements of our strategy include the following:

   Capitalize on existing deployments of our systems to attract new customers. Our numerous installations with communications service providers worldwide serve both as proof of concept and as a basis for reference selling to other communications service providers. We intend to build upon this early acceptance of our products to become the primary provider of fixed wireless systems to these service providers. We are particularly focused on expanding our existing customer relationships to supply systems to their subsidiaries and affiliates worldwide.

   Extend our strong technology position. We believe that we have established a strong technology position in the market for fixed wireless solutions, and we intend to extend this position by continuing to invest substantially in research and development. Our expertise in wireless telecommunications and radio frequency engineering is based on eight years of development experience and four years of deployment experience. Our research and development efforts are particularly focused on increasing data transmission capability and coverage area while reducing the cost of our systems. To support our strong technological position, we are actively involved in the development of standards through our membership in or participation with leading standards organizations such as the European Telecommunications Standards Institute. We also expect to evaluate the acquisition of additional businesses, products and technologies in order to accelerate the development of and time-to-market with new technologically advanced products.

   Target key growth market opportunities globally. Our fixed wireless solutions find their strongest competitive advantage in areas where there is a growing demand for integrated high speed data and voice services and where cost considerations make traditional solutions impracticable. As a result, in a developed market like the United States, we focus on small and medium sized businesses, small office/home office users and high-end consumers as well as end users in suburban and rural areas. In the developing world, our opportunities are much broader due to the general inadequacy of the existing communications infrastructure. In these markets, wireless solutions can be the basis for a new national infrastructure.

   Develop and expand our strategic relationships. We intend to develop and expand our strategic relationships with large communications equipment manufacturers to help us market our products to communications service providers deploying large-scale networks. These relationships facilitate broader deployments of our systems worldwide, through stronger sales presence and additional integration services and support capabilities. We also intend to form strategic relationships with communications companies situated within certain countries where there are competitive advantages to having a local presence. For example, in Brazil, where high import tariffs make it very difficult for us to compete and where local relationships are important, we have a manufacturing and marketing alliance with Tropico S.A.

   Expand global sales, marketing and customer support presence. We intend to significantly expand our sales, marketing and customer support presence to drive additional deployments and increase awareness of Airspan among communications service providers. We plan to aggressively hire sales and marketing personnel in our existing offices as well as to open new sales and customer support offices in key strategic markets globally.

Products

 General

   We supply fixed wireless access systems that provide integrated fixed wireless data and voice services that connect residential and business customers to a communications service provider's network. The end user experiences a transparent connection with performance and features equivalent to a high quality wireline access service. Our products consist primarily of the following:

  . AS4000, a product solution consisting of an access concentrator that connects multiple base stations which in turn connect multiple subscriber terminals

  . AS8100, a network management system simplifying tasks such as configuration and provisioning of subscribers, performance monitoring and alarm management

  .  AS9000, a comprehensive radio frequency and deployment planning tool

                Overview of Airspan Fixed Wireless Access System
  [PICTURE AND DIAGRAM OF AIRSPAN SYSTEM ARCHITECTURE INCLUDING CENTRAL OFFICE
        SITE, BASE-STATION SITE, SUBSCRIBER SITES AND MANAGEMENT SITE.]

 AS4000 Fixed Wireless Access Systems

   Our AS4000 fixed wireless access systems, introduced in 1996, provide a robust high speed CDMA technology to deliver high speed data, voice and ISDN to a communications service provider's local access networks.

               [CLOSE UP PICTURE OF SUBSCRIBER TERMINAL VARIANTS]
          [PICTURE OF SUBSCRIBER TERMINAL ANTENNA IN MOUNTED SETTING]

  . the AS4000 System allows the signal to travel to and from the subscriber's equipment (router, computer, fax or telephone) through the building's existing internal wiring to a subscriber interface unit

  . the subscriber interface unit is connected by a coaxial cable to an external antenna which together form the subscriber terminal

  .  the antenna relays the information to the base station

  . the signals from the various subscriber terminals (up to 2000 subscriber lines per base station) are routed through the base station to the access concentrator, normally located at the communications service provider's central switching center

  .  the signals are routed through the network to the final destination

   Our newer generation AS4000 System, introduced in 1998, typically allocates a line to a subscriber terminal only when needed; for example, when a customer picks up a telephone handset. This technology allocates spectrum efficiently and increases total system capacity. The access concentrator assigns capacity and provides a node for network management. Priority channels can be configured to provide access to key users such as emergency services.

 AS8100 Network Management System

   The newer generation AS8100 Network Management System, introduced in 1998, is a configuration, alarm, test and performance manager for the AS4000 range of products. The management system helps ensure that the services provided over the AS4000 network are uninterrupted and of high quality. The AS8100 is flexible and scalable to suit a range of different networks and is available in different versions for the network center, desktop and the field.

   The AS8100 Network Management System operates on a Microsoft Windows NT platform and the user interface is entirely graphical and windows-based, uses drag-down menus, icon-based representations, maps and equipment views. The system permits communications service providers to remotely manage a geographically dispersed set of network elements.

 AS9000 Airplan Planning and Configuration Tools

   The AS9000 Planning and Configuration Tool, introduced in 1998, is a sophisticated planning solution that enables operators to plan and deploy our systems. This product is based on third party software customized for use with our systems. The main task of the planning tool is to find the optimal location and configuration for the access concentrator and base stations of the AS4000. The system provides a powerful prediction engine that can generate coverage predictions for multiple scenarios until the best case scenario is found.

   Once the location of the access concentrator and base stations have been determined, the AS9000 can be used to compare radio signal propagation and extent of coverage. The four key aspects of the predictive tool are the terrain (altitude) databases, clutter (natural terrain features and man-made obstructions) information, antenna information and system configuration, which are used to predict transmission coverage.

Technology

   As of April 2, 2000 we had 75 people engaged in research and development. Our technology has been under continuous development since the inception of the system design in 1993, and from the outset our goal has been to develop high performance systems that are resilient in a wide range of deployment conditions.

 Frequency Choice

   We recognized early that no single fixed wireless spectrum would apply around the world. Consequently, our designs have accommodated the ability to easily change radio frequency subsystems to match the customer's specific spectrum allocation. We believe we have the widest choice of radio subsystems in the industry within the 1.5 to 4.0 GHz bands.

 CDMA Technology

   CDMA is a well-established technology that allows multiple users to share simultaneously a single radio channel while providing a high degree of security between channels and other users. Other technologies, such as Frequency Division Multiple Access, or FDMA, and Time Division Multiple Access, or TDMA, and variants of these technologies, are also used to expand the number of users within a given radio band.

   Each of these technologies, CDMA, FDMA and TDMA, function differently. CDMA uses virtually random encoding of data, rather than dividing the frequencies into narrow bands like FDMA or based on time intervals of the transmission like TDMA. We selected CDMA, technology for our products because we believe CDMA can generally allow a greater number of users per radio channel than either FDMA or TDMA, and with greater security.

   CDMA technology is, however, more difficult to develop than FDMA or TDMA, because of its challenging network synchronization and power control requirements. Further, the complexity of CDMA algorithms can require multiple computer chips and complex, customized software programs.

 Intellectual Property

   We have successfully developed a reliable and robust CDMA-based system employing our own enabling technology which has resulted in, as of March 31, 2000, 18 separate patents granted in the U.S. and 20 pending applications in the U.S. In order to improve system performance and reduce costs, we have developed a custom integrated circuit, Trinity I, which is the key element of the AS4000 System. We are currently developing next generation components that are expected to produce further cost reductions, increased bandwidth and enhanced functionality. We expect to deliver such components in 2000.

 Extensive testing and integration facilities

   We have taken extensive steps to ensure that our products are thoroughly stress-tested prior to release. We have secured radio licenses for and implemented a live multi-cell test network which provides service to a number of volunteer customers situated in and around the town of Stratford-upon-Avon, U.K. In addition to providing valuable long-term system reliability, availability and other performance data, this unique facility permits us to empirically investigate radio propagation and interference behavior for existing and emerging products.

 Research and development expenditures

   During the fiscal year ended December 31, 1999 and the fiscal period ended December 31, 1998, we spent $16.3 million and $26.8 million, respectively on research and development of our products. Of such amounts, $2.5 million and $16.3 million were, in the fiscal year 1999 and fiscal period 1998, respectively, attributed to acquired in-process research and development and amortization of intangibles in connection with the acquisition of the business from DSC.

Customers

   We began shipping our products in 1996 and through March 2000 we had shipped our products to over 40 communications service providers in approximately 30 countries. Our customers include integrated data and voice carriers, data centric carriers and mobile carriers. As of April 2, 2000, the following table indicates our top customers, their locations and their percentage of our revenue over the last five quarters:

                                                             Percentage of
    Customer                               Locations            Revenue
    --------                               ---------         --------------
    Suntel Private Ltd.                    Sri Lanka               28%
    eircom, plc                            Ireland                 14
    Aliatel, a.s.                          Czech Republic          14
    AZ Communications Incorporated         The Philippines         11
    Mobitel Limited                        Nigeria                  4
    MTT Networks Private Limited           Sri Lanka                3
    Bell Telecommunications Phils., Inc.   The Philippines          3
    Petersburg Telephone Network           Russia                   3
    Joint Stock Company Central Telegraph  Russia                   2
    Motorola, Inc.                         various countries        2

   Our contracts with our customers typically provide for delivery, training, spare parts and maintenance and upgrade. In addition, we generally also agree to warranty the equipment and software for a limited period of time.

   Our contracts are generally non-exclusive and contain provisions allowing our customers to terminate the agreement without significant penalties, and some contracts are conditional upon our customer's ability to receive foreign regulatory approvals. Our contracts also may specify the achievement of shipment, delivery and installation commitments. We are generally able to meet these commitments or negotiate extensions with our customers.


Sales, Marketing and Customer Service

   We sell our systems and solutions through our direct sales force, independent agents, resellers and OEM partners. Our direct sales force targets communications service providers in both developed and developing markets. Currently we have a direct sales presence in the U.S., U.K., Sweden, Denmark, Poland, Czech Republic, Brazil, the Philippines, South Korea, Sri Lanka and Canada. In markets where we do not have a direct sales presence, we also sell through independent agents and resellers who target communications service providers. In certain countries we also sell to OEMs who may sell our products under their names.

   Our marketing efforts are focused on communications service providers that provide integrated communications services to their customers. Through our marketing activities, we provide technical and strategic sales support including in-depth product presentations, technical manuals, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions.

   A high level of ongoing service and support is critical to our objective of developing long-term customer relationships. In order to facilitate the deployment of our systems, we offer our customers a wide range of implementation and support services including spectrum optimization and network management, installation, training and support services.

   Most major installations are performed by our subcontractors who have the expertise and ability to professionally install our products. This enables us to efficiently manage fluctuations in volume of installation work.

   As of April 2, 2000, we had 57 employees dedicated to sales, marketing and customer service.

Manufacturing

   We outsource our manufacturing to global contract manufacturers in order to realize the advantages in cost, quality and volume and geographic flexibility. We currently outsource most of our manufacturing to Flextronics International, located in Karlskrona, Sweden. Flextronics and one other contract manufacturer provided 66% and 93% of our manufactured products in 1999 and 1998, respectively. We have an agreement with Flextronics dated August 27, 1999 for a period of two years, which may be extended an additional year by either party. Either party may terminate this agreement. The agreement also requires us to provide a bank guarantee in respect of subcontractor debt and inventory exposure in favor of Flextronics, which was $1.85 million at May 23, 2000. Our manufacturing support activities consist primarily of prototype development, materials planning and procurement, final product assembly testing and quality control.

   Our contract with Flextronics is non-exclusive and may be terminated with four months' notice by either party without significant penalty. Other than agreeing to purchase the materials we request in the forecasts, we do not have any agreements with them to purchase any minimum volume.

   Our operation and manufacturing strategies enable us to configure our products to meet a wide variety of customer requirements and facilitate technology transfer between our research and development group and our contract manufacturers. We are ISO 9001 certified.

Competition

   Competition in our markets is intense and involves rapidly-changing technologies and customer requirements. We compete with established vendors of communications systems, including traditional wired communications systems.

   We believe several factors make Airspan a strong competitor including:

  .  range of product offerings (data, voice and ISDN)

  .  quality and performance of our products

  .  high quality customer service

  .  ability to implement and integrate solutions

   The primary competitive challenges our business faces include:

  .  competing with established and installed traditional wired networks

  . convincing alternative service providers that our service is superior to other potential wireless solutions

   We face, or believe that we will face, competition from various other providers of wireless communications products and services, including ECI, Lucent and AT&T. While we believe our industry to be competitive, we do not believe there to be a single dominant competitor.

   Competitors vary in size and scope, in terms of products and services offered. In the particular frequencies where we operate, we compete directly with ECI and Lucent, as well as smaller start-up companies. We compete indirectly with a number of large telecommunication equipment suppliers such as Alcatel, Ericsson, Hughes, and Nortel. In addition, our technology competes with other high speed solutions, such as digital subscriber lines, optical fiber cable, cable modems and high speed leased lines and satellite technologies. Finally, our business may compete in the future with products and services based on other wireless technologies including TDMA, FDMA and other technologies that have yet to be developed.

Intellectual Property Rights

   We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws together with confidentiality and/or license agreements with our employees, customers and others to protect our proprietary rights. Our patent portfolio consists of, as of April 2, 2000, 18 patents that have been granted in the U.S., together with their foreign counterparts. We also have 20 U.S. patent applications that are currently pending, together with their foreign counterparts. Our other intellectual property rights relate to the trademark and trade name Airspan(R), our website, our software and hardware design and technology.

Employees

   As of April 2, 2000, we had a total of 217 full-time employees, including contract personnel. Our employees are not presently represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Properties

   We are headquartered in Uxbridge, U.K. where we lease three facilities with approximately 25,000, 17,000 and 12,000 square feet, respectively. These leases expire in 2006, 2010 and 2003, respectively.

Legal Proceedings

   We are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

Executive Officers and Directors

   The names, ages and positions of our executive officers and directors as of April 2, 2000 are listed below along with their business experience during the past five years. Messrs. Cooper, Paget and Terry are officers of Airspan Communications Ltd., our wholly owned U.K. operating subsidiary.

Name                       Age                       Title
----                       ---                       -----
Thomas S. Huseby..........  52 Chairman of the Board of Directors
Eric D. Stonestrom........  38 President and Chief Executive Officer, Director
Joseph J. Caffarelli......  55 Senior Vice President and Chief Financial Officer
Ian Cooper................  41 Vice President, Engineering
Jonathan Paget............  53 Vice President, Product Operations
Nigel J. Terry............  42 Vice President, Sales and Marketing
Jon W. Bayless............  59 Director
Bandel L. Carano..........  38 Director
H. Berry Cash.............  61 Director
Ovid Santoro..............  40 Director
David A. Twyver...........  53 Director

   Thomas S. Huseby has served as the chairman of the board of directors of Airspan since January 1998. Since August 1997, Mr. Huseby has served as managing partner of SeaPoint Ventures, a venture capital fund focused on communications and Internet infrastructure. Prior to SeaPoint Ventures, from 1994 to 1997, Mr. Huseby was the chairman and chief executive officer of Metawave Communications, a manufacturer of cellular infrastructure equipment. Previously he was president and chief executive officer of Innova Corporation, a manufacturer of millimeter wave point-to-point radios. Mr. Huseby holds a B.A. in Economics from Columbia College, a B.S.I.E. from the Columbia School of Engineering and a M.B.A. from Stanford University.

   Eric D. Stonestrom joined Airspan at its inception in January 1998 as executive vice president and chief operating officer. In May 1998, he was named president and chief executive officer as well as a member of the board of directors. From 1995 to 1998, Mr. Stonestrom joined DSC Communications Corporation as the vice president of Network Management. From 1984 to 1995, Mr. Stonestrom worked at Bell Laboratories and AT&T in a variety of positions. He received B.S., M.S. and M. Eng. degrees in 1982, 1983 and 1984, respectively, from the College of Engineering at the University of California at Berkeley.

   Joseph J. Caffarelli joined Airspan in April 1999 as senior vice president and chief financial officer. Prior to joining Airspan, from 1994 to February 1999, he was executive vice president and chief financial officer of Physio-Control International Corporation, a worldwide leader in external defibrillation, monitoring and noninvasive pacing devices. Prior to joining Physio-Control, he was the executive vice president and chief financial officer of OECO Corporation, a diversified electronics manufacturer. Prior to joining OECO, he worked in various financial management positions, including positions in the manufacturing operations of General Electric Company. He received a B.A from the State University of New York at Albany.

   Ian Cooper joined Airspan in February 1998 as vice president, engineering. Prior to joining Airspan, he joined DSC Communications Corporation in 1994 to develop products for the Airspan unit. In 1997, he attained responsibility for all research and development activities, including the development of the AS4000 platform. Before joining DSC, he worked at various companies as an ASIC and hardware/systems designer and, previously he worked as a scientist for the NZ Department of Scientific and Industrial Research developing satellite communication and signal processing solutions for precision scientific instrumentation. He graduated from the University of Auckland with a Science degree in 1981.

   Jonathan Paget joined Airspan in April 1999 as vice president, product operations. Prior to joining Airspan, from 1997 to October 1998, he served Telspec Plc, a company specializing in the development, manufacture and sale of advanced telecommunications equipment, as group chief executive. From 1992 to 1996, he served as vice president and general manager of the European Radio Networks Solutions Group of Motorola, a provider of integrated communications solutions and embedded electronic solutions. He holds a Masters Degree in Engineering Science from Cambridge University.

   Nigel J. Terry joined Airspan in November 1998 as vice president, sales and marketing. Prior to joining Airspan, from 1993 to November 1998, Mr. Terry served in a number of positions for Madge Networks, a vendor of advanced multimedia equipment. Most recently, Mr. Terry served as the vice president and general manager of Madge Networks' WAVE business unit. Mr. Terry holds a M.A. in Physics from the University of Oxford.

   Jon W. Bayless has served as a director of Airspan since January 1998. Since 1981, Dr. Bayless has been associated with Sevin Rosen Funds, a series of venture capital partnerships, and he currently is a general partner of such partnerships. He also serves as a director of several privately-held companies. Dr. Bayless holds a B.S. in Electrical Engineering from the University of Oklahoma, a M.S. in Electrical Engineering from the University of Alabama and a Ph.D. in Electrical Engineering from Arizona State University.

   Bandel L. Carano has served as a director of Airspan since January 1998. Mr. Carano has been a general partner of Oak Investment Partners, a venture capital firm, since 1987. Mr. Carano currently serves as a member of the Investment Advisory Board of the Stanford University Engineering Venture Fund. Mr. Carano also serves as a member of the board of directors of Netopia, Inc., Polycom, Inc., Wireless Facilities Inc., Virata, Advanced Radio Telecom and PulsePoint Communications, as well as several private companies. Mr. Carano graduated from Stanford University with a B.S. in Electrical Engineering and also received a M.S. in Electrical Engineering from Stanford University.

   H. Berry Cash has served as a director of Airspan since January 1998. He been a general partner with InterWest Partners, a venture capital fund focusing on technology and healthcare, since 1985. Mr. Cash currently serves as a member of the board of directors of the following public companies: Panja Corporation, CIENA Corporation, i2 Technologies, Inc. and Liberte', Inc. He is also an advisor to Austin Ventures. Mr. Cash received a B.S. in Electrical Engineering from Texas A&M University and a M.B.A. from Western Michigan University.

   Ovid Santoro joined the board of directors of Airspan in November 1998. He currently serves as the chief executive officer of SurfCast, Inc., a software development company. He is a board member of CyberSafe Corporation, a provider of network security software products and services to the business community. From March 1998 until December 1999, Mr. Santoro was the founder, managing director and global head of venture capital at Deutsche Bank AG as well as the deputy chairman of Deutsche Bank AG's private equity commitment committee. Prior to joining Deutsche Bank AG, from May 1993 to March 1998, Mr. Santoro was a strategic consultant to various technology companies. Mr. Santoro holds a B.A. from Columbia University.

   David A. Twyver joined the board of directors of Airspan in May 1999. Mr. Twyver is currently president and chief executive officer of Ensemble Communications Inc., a supplier of LMDS wireless equipment. From 1996 to 1997, he served as chief executive officer of Teledesic Corporation, a broadband satellite telecommunications company. From 1974 to 1996, he served in several management positions at Nortel, a leading global supplier of data and telephony network solutions and services, most recently as president of Nortel Wireless Networks from 1993 to 1996. Mr. Twyver is a director of several private wireless equipment companies. He received his B.S. in Mathematics and Physics from Royal Roads Military College and University of Saskatchewan.

Board Composition

   Our bylaws provide for a board of directors consisting of seven members. Of the current board members, five became directors pursuant to an agreement dated November 1, 1999 among us and all of our preferred shareholders. This agreement terminates upon the consummation of this offering. All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualified. Our officers are appointed annually and serve at the discretion of the board of directors.

Board of Directors Committees

   We have an audit committee and a compensation committee. Our audit committee consists of Messrs. Carano, Twyver, and Santoro and reviews the results and scope of the audits and other services provided by our independent accountants.

   Our compensation committee consists of Messrs. Huseby, Bayless and Cash and reviews and approves the compensation and benefits for our executive officers, administers our stock purchase and stock option plans and make recommendations to the board of directors regarding such matters.

Board and Compensation Committee Interlocks

   No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. Certain of our board members have other relationships with us. See "Certain Relationships and Related Party Transactions."

Board Compensation

   SeaPoint Ventures receives $12,500 per month for providing a chairman of our board. Thomas S. Huseby is a general partner of SeaPoint Ventures and the chairman of our board. David Twyver receives $2,000 per month for serving as a member of our board of directors. Otherwise, except for reimbursement for reasonable travel expenses relating to attendance at board meetings and the grant of stock options, directors are not compensated for their services as directors. In 1999 we granted options to board members Eric Stonestrom and David Twyver in the amounts of 66,667 and 30,000, respectively. Directors who are also our employees are eligible to participate in our 1998 Stock Option and Restricted Stock Plan and our 2000 Employee Stock Purchase Plan. See "--Stock Plans."

Executive Compensation

 Summary Compensation Table

   The following table sets forth the compensation of our chief executive officer and our four other most highly compensated executive officers who were serving at December 31, 1999 (collectively, the "named executive officers") for fiscal 1998 and the year ended December 31, 1999. See "--Employment Agreements."

                         Annual Compensation(1)         Long-Term Compensation Awards
                         -------------------------- -------------------------------------
                                                    Restricted Securities
Name and                                              Stock    Underlying    All Other
Principal Position       Year    Salary($) Bonus($) Awards($)  Options(2) Compensation($)
------------------       ----    --------- -------- ---------- ---------- ---------------
Eric D. Stonestrom,..... 1999    $218,000  $50,000     $ 0       66,667       $50,000(3)
 president and chief
  executive officer      1998     200,000        0       0      500,000        25,000(3)

Joseph J. Caffarelli,... 1999(4)  149,999        0       0      122,667        86,009(5)
 senior vice president
  and chief financial
  officer

Ian Cooper,............. 1999     164,448    1,391       0       25,000             0
 vice president,
  engineering            1998     134,722        0       0       66,667             0

Jonathan Paget,......... 1999(4)  145,566        0       0      122,667             0
 vice president, product
  operations

Nigel J. Terry,......... 1999     195,705   38,931       0        6,667         4,025(6)
 vice president, sales
  and marketing          1998      25,029        0       0       60,000        20,491

--------
(1) Salary amounts for Messrs. Cooper, Paget and Terry reflect a conversion rate from U.K. pounds to U.S. dollars of (Pounds)1:$1.6549 in 1998 and (Pounds)1:$1.6174 in 1999, as applicable.

(2) Reflects the three for one reverse split of our common stock effected May 25, 2000

(3) Mr. Stonestrom's other compensation consisted of tax equalization payments made to Mr. Stonestrom.

(4) Both Messrs. Caffarelli and Paget joined Airspan on April 1, 1999. Mr. Caffarelli's annualized compensation for 1999 was $200,000 and Mr. Paget's annualized compensation for 1999 was $194,088.

(5) Mr. Caffarelli's other compensation consisted of payments to Mr. Caffarelli for reimbursement of certain relocation expenses, tax equalization payments and sign on bonus.

(6) Mr. Terry's other compensation consisted of payments to Mr. Terry for reimbursement of certain relocation expenses.

 Option Grants During 1999 Fiscal Year and through May 25, 2000

   The following table provides information regarding stock options granted during fiscal 1999 and through May 25, 2000 to the named executive officers. We have not granted any stock appreciation rights. The table below reflects the three for one reverse split of our common stock effected May 25, 2000.

                                       % of Total                          Potential Realizable Value
                                        Options                              at Assumed Annual Rates
                         Number of     Granted to                             of  Stock Appreciation
                         Securities   Employees in Exercise or                 for Option Term(1)
                         Underlying      Fiscal     Base Price  Expiration ---------------------------
Name                     Options(#)     Year(%)    ($/share)(1)    Date        5%($)        10%($)
----                     ----------   ------------ ------------ ---------- ------------- -------------
Eric D. Stonestrom......   66,667(2)     10.43%       $3.60      10/4/09   $     845,930 $   1,489,162
Joseph J. Caffarelli....  114,333(2)     17.89         0.54      3/31/09       1,800,630     2,903,772
                            8,333(2)      1.30         3.60      10/4/09         105,741       186,145
                           16,667(2)       --          7.50      3/31/10         146,482       307,290
Ian Cooper..............   25,000(2)      3.91         3.60      10/4/09         317,224       558,436
                           10,000(2)       --          7.50      3/31/10          87,889       184,374
Jonathan Paget..........   40,000(3)      6.26         0.54      3/31/09         629,958     1,015,897
                           20,000(2)      3.13         0.54      4/14/09         314,979       507,948
                           62,667(2)      9.80         3.60      10/4/09         795,174     1,399,812
Nigel J. Terry..........    6,667(2)      1.04         3.60      10/4/09          84,593       148,916

--------
(1) The potential realizable value illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation of the market price of the common stock over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment, nontransferability or vesting over periods of up to ten years.

(2) The vesting period for these options is over 4 years with 25% vesting after one year and then 1/48th per month thereafter.

(3) The vesting period for these options is over 4 years with 1/48th per month from the month of grant.

 Aggregated Option Exercises During 1999 Fiscal Year and Fiscal Year-End Option Values

   The following table provides information as to the number and value of all outstanding options exercised during fiscal year 1999 to the named executive officers. We have not granted any stock appreciation rights. The table below reflects the three for one reverse split of our common stock effected May 25, 2000.

                                                          Number of
                                                    Securities Underlying     Value of Unexercised
                                                     Unexercised Options      In-the-Money Options
                           Shares                   at Fiscal Year-End(#)   at Fiscal Year-End($)(1)
                         Acquired on    Value     ------------------------- -------------------------
Name                     Exercise(#) Realized($)  Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -----------  ----------- ------------- ----------- -------------
Eric D. Stonestrom......   500,000         -- (2)      --         66,667          --     $  426,667
Joseph J. Caffarelli....       --          --          --        122,667          --      1,134,927
Ian Cooper..............    16,667     $14,500(2)   11,111        63,889     $107,777       537,223
Jonathan Paget..........       --          --        6,667       116,000       63,067       907,494
Nigel J. Terry..........       --          --       16,250        50,417      157,625       467,042

--------

(1) The amount set forth represents the difference between the fair market value of the underlying common stock using an assumed initial public offering price of $10.00 per share and the exercise price of the option, multiplied by the number of shares underlying the option.

(2) The realized value represents the difference between the fair market value of the underlying common stock, as determined by the board, at date of exercise and the exercise price of the option, multiplied by the number of shares. The fair market value used for Eric Stonestrom's exercised options was the same as the option price, $0.30, as the options were exercised as soon as they were granted. The fair market value of Ian Cooper's exercised options was determined at $1.17 on exercise while the option price was $0.30.





Stock Plans

 1998 Stock Option and Restricted Stock Plan

   Our 1998 Stock Option and Restricted Stock Plan was adopted by our board of directors and approved by our shareholders on February 1, 1998. As of April 2, 2000, options to purchase a total of 733,725 shares of common stock had been exercised, options to purchase a total of 1,776,851 shares at a weighted average exercise price of $1.94 per share were outstanding, and 281,090 shares remained available for future option grants.

   The plan provides for the grant to our employees (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986 and for the grant of nonstatutory stock options to our employees, officers, directors and consultants. Non-employee directors are not eligible for option grants under the plan. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under the plan and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, any such excess options are treated as nonstatutory stock options.

   The plan is administered by the board of directors or a committee of the board of directors. The administrator determines the terms of options granted under the plan, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of all incentive stock options granted under the plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of all nonstatutory stock options granted to persons who are not 10% shareholders cannot be less than 100% of the fair market value of our common stock on the date of grant. The administrator determines the term of options. The term of an incentive stock option granted under the plan may not exceed ten years. Options granted to each employee under the plan generally become exercisable at the rate of 25% of the total number of shares subject to the options after the first anniversary following the date of grant, with 2.778% vesting monthly thereafter.

   In the event of certain changes in control, our stock options generally require that each outstanding option be assumed or an equivalent option substituted by the successor corporation. In the event that a successor corporation refuses to assume each option or substitute an equivalent option, the administrator shall provide for the optionee to have the right to exercise the option as to 50% of the remaining unvested options, including shares as to which the option would not otherwise be exercisable. The administrator has the authority to amend or terminate the plan as long as such action does not adversely affect any outstanding option and provided that shareholder approval shall be required for an amendment to increase the number of shares subject to the plan, or any change in the designation of the class of persons eligible to be granted options, or a material increase in benefits accruing to participants under the plan if a class of our shares is registered under Section 12 of the Securities Exchange Act of 1934. If not terminated earlier, the plan will terminate February 1, 2008.

 2000 Employee Stock Purchase Plan

   Our 2000 Employee Stock Purchase Plan was adopted by our board of directors on May 17, 2000 and shareholders on May 24, 2000. A total of 500,000 shares of common stock has been reserved for issuance under the purchase plan. The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, generally will be implemented in a series of offering periods of one year duration with new offering periods (other than the first offering period) commencing on August 1 and ending on the following July 31, with the last day of each period being designated as a purchase date. The first offering period will commence on the effective date of this offering and continue through July 31, 2001. The purchase plan will be administered by our board of directors or a committee appointed by our board of directors. Our employees (including officers and employee directors) or employees of any subsidiary are eligible to participate if they are employed by us or any subsidiary for at least 20 hours per week and more than five months per year. The purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of our common stock at the beginning of the offering period or the purchase date. Employees may end their participation in the offering at any time prior to the last business day of the offering period, and participation ends automatically on termination of employment with us. In addition, participants may decrease their level of payroll deductions once during an offering period.

   Our board of directors may amend or terminate the purchase plan as long as any outstanding rights to purchase stock thereunder are not adversely affected. If not terminated earlier, the purchase plan will terminate on July 31, 2006.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   The following is a description of transactions during our last three fiscal years to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct interest or indirect material interest, other than compensation arrangements that are otherwise required to be described under "Management."

Sales of Our Common and Preferred Stock

   During the past three years, in addition to issuances of common stock upon option exercises, we have issued or sold common stock and convertible preferred stock:

  . in November 1999, February and April 2000, we sold an aggregate of 22,178,573 shares of Series C convertible preferred stock at $2.50 per share

  . in November 1998, we sold an aggregate of 18,571,429 shares of Series B convertible preferred stock at $1.75 per share, the proceeds of which were used, in part, to redeem all shares owned by DSC

  . in January 1998, we sold an aggregate of 40,000,000 shares of Series A convertible preferred stock at $1.00 per share

  . in January 1998, we sold an aggregate of 541,667 shares of common stock at $0.03 per share, adjusted to reflect the three for one reverse split of the common stock effected May 25, 2000

   Our officers, directors and 5% shareholders participated in these transactions as follows:

                         Number of Shares Number of Shares Number of Shares
                           of Series A      of Series B      of Series C    Number of Shares
Name of Purchaser        Preferred Stock  Preferred Stock  Preferred Stock  of Common Stock
-----------------        ---------------- ---------------- ---------------- ----------------
Sevin Rosen Funds(1)....    7,330,000        1,047,143          572,098             --
Oak Investment
 Partners(2)............    7,330,000        2,047,143        2,000,000             --
InterWest Partners(3)...    7,330,000        1,047,143          572,098             --
Venrock Associates......    5,330,000          761,429          416,000             --
Charles River
 Partnership............    4,000,000          857,143          532,000             --
DB Overseas Holdings
 Limited(4).............          --         5,714,286        1,100,000             --
Meritech Capital........          --               --         5,680,064             --
Weston Presidio
 Capital................          --               --         4,532,000             --
SeaPoint Ventures(5)....          --               --           760,000         416,667
Eric Stonestrom(6)......          --               --               --          500,000

--------
(1)  Jon W. Bayless is a director of Airspan and a partner of Sevin Rosen
     Funds.
(2) Bandel L. Carano is a director of Airspan and a general partner of Oak Investment Partners.
(3) H. Berry Cash is a director of Airspan and a general partner of InterWest Partners.

(4) Ovid Santoro is a director of Airspan and a former managing director of Deutsche Bank AG, the parent company of DB Overseas Holdings Limited.

(5) Thomas S. Huseby is a director of Airspan and managing partner of SeaPoint Ventures.

(6)  Mr. Stonestrom is the president and chief executive officer of Airspan.


   In connection with our acquisition of the Airspan assets from DSC in January 1998, Sevin Rosen Funds, Oak Investment Partners and InterWest Partners agreed to purchase our Series A convertible preferred stock. All of these entities may be deemed to be promoters of Airspan. Other than purchasing Series A preferred stock at the same price per share as other investors in our Series A convertible preferred stock financing, Sevin Rosen Funds, Oak Investment Partners and InterWest Partners did not receive any item of value, nor did these entities sell any property or assets to Airspan.

   The original purchasers of our common stock include SeaPoint Ventures, of which Mr. Huseby, a director, is the managing partner. SeaPoint Ventures paid $0.03 per share, with an aggregate capital contribution of $16,250, for approximately 0.004% of Airspan's capitalization (based on our capitalization immediately following the Series A financing) and 4.0% of the issued shares (based on our issued shares immediately following the Series A financing).

   As compensation for performing services in the original formation of Airspan, SeaPoint Ventures was issued 333,333 shares of common stock at $0.03 per share. In addition, SeaPoint later purchased 83,333 shares of common stock for $0.54 per share in connection with our Series B convertible preferred stock.

   In 1998 and 1999, we paid $220,000 and $263,000, respectively, to SeaPoint Ventures for executive management and accounting services.

   On February 16, 1998 we sold to Eric Stonestrom, our president and chief executive officer, 333,333 shares of common stock at $0.10 per share. We have an option to repurchase these shares at the same price if Mr. Stonestrom's employment with us is terminated for any reason. On May 12, 1998 we sold an additional 166,667 shares to Mr. Stonestrom at the same price, with the same repurchase option. On April 27, 1999 we entered into two promissory notes reflecting the remaining $130,000 Mr. Stonestrom owes for the purchase of the common stock, which is required to be paid upon a change of control of the company. The notes are secured by the common stock.

   We believe that the transactions described in this section were made on terms no less favorable than could have been obtained from third parties. Prior to the closing of this offering, we will adopt a policy that requires, unless otherwise approved by a disinterested majority of directors as required by Washington law, all future transactions between Airspan and its officers, directors and affiliates to be on terms no less favorable than could be obtained from unaffiliated third parties.

Employment Agreements

   All share amounts discussed below reflect the three for one reverse split of the common stock effected May 25, 2000.

   In January 1998, we entered into an employment agreement with Eric D. Stonestrom, our president and chief executive officer. Mr. Stonestrom's annual compensation was set at an annual base salary of $180,000, with a bonus based on achieving gross profit objectives. Mr. Stonestrom was also granted stock options to purchase 333,333 shares of common stock which were exercised in February 1998. In May 1998, we entered into another employment agreement with Mr. Stonestrom. Pursuant to this agreement, Mr. Stonestrom's annual base salary was increased to $210,000 and he received additional options to purchase 166,667 shares of common stock which were exercised in May 1998. The agreement with Mr. Stonestrom further provides certain tax equalization payments of $50,000 annually. Mr. Stonestrom is also entitled to receive six months of severance payments if his employment is terminated involuntarily. In May 1999, Mr. Stonestrom's annual base salary was increased to $222,000 and in October 1999 he received additional options to purchase 66,667 shares of common stock.

   In April 1999, we entered into an employment agreement with Joseph J. Caffarelli, our senior vice president and chief financial officer. This agreement provides for annual compensation of $200,000, with an additional signing bonus of $30,000. In addition to the signing bonus, Mr. Caffarelli may receive additional bonuses if certain gross profit objectives are met. Mr. Caffarelli was also granted options to purchase 114,333 shares of common stock. In October 1999, Mr. Caffarelli received additional options to purchase 8,333 shares of common stock. The agreement with Mr. Caffarelli further provides certain tax equalization payments of $50,000 annually. We also reimbursed Mr. Caffarelli for his moving expenses and cost of certain living expenses incurred in moving from the U.S. to the U.K. Mr. Caffarelli is entitled to receive six months of severance payments if his employment is terminated involuntarily. In March 2000, Mr. Caffarelli received additional options to purchase 16,667 shares of common stock.

   In November 1998, we entered into an employment agreement with Nigel J. Terry, our vice president, sales and marketing. Mr. Terry's annual compensation was set at an annual base salary of $195,705, with a guaranteed bonus of $40,435 for the first twelve months of employment only. In addition to the guaranteed bonus, Mr. Terry may receive additional bonuses if certain revenue objectives are met. Mr. Terry was also granted options to purchase 60,000 shares of common stock. In October 1999, Mr. Terry received additional options to purchase 6,667 shares of common stock. We also reimbursed Mr. Terry for a portion of his moving expenses to the U.K.

   In April 1999, we entered into an employment agreement with Jonathan Paget, our vice president, product operations. Mr. Paget's annual compensation was set at an annual base salary of $194,088, with options to purchase 60,000 shares of common stock. In October 1999, Mr. Paget received additional options to purchase 62,667 shares of common stock.

   In January 1998, we entered into an employment agreement with Ian Cooper, our vice president, engineering. Mr. Cooper's annual compensation was set at an annual base salary of $134,722. In addition to the base salary Mr. Cooper was granted options to purchase 50,000 shares of common stock. In October 1998, we entered into another employment agreement with Mr. Cooper where he was named vice president, engineering. Pursuant to this agreement, Mr. Cooper"s annual base salary was increased to $164,448 and he received options to purchase 16,667 shares of common stock. In October 1999, Mr. Cooper received options to purchase 25,000 shares of common stock, and in March 2000, Mr. Cooper received options to purchase 10,000 shares of common stock.

     Executive Compensation Employment Agreements/Stock Option Grants

   The following table relates to options granted to the named executive officers, including the option exercise price and the specific vesting terms.

                                                                                                          No. of
                                               Effective Date  Vesting                                    Shares  Exercise
Name                                              of Grant     Period             Vesting Terms           Granted  Price
----                                           -------------- --------- --------------------------------- ------- --------

Eric D. Stonestrom..... Employment Agreement     01-Feb-98    Immediate Immediate upon grant              333,333  $0.30
                        Common Stock Agreement   12-May-98    Immediate Immediate upon grant              166,667  $0.30
                        Stock Option Agreement   05-Oct-99    4 years   25% after 1 year     1/48 per mo.  66,667  $3.60

Joseph J. Caffarelli... Employment Agreement     01-Apr-99    4 years   25% after 1 year     1/48 per mo. 114,333  $0.54
                        Stock Option Agreement   05-Oct-99    4 years   25% after 1 year     1/48 per mo.   8,333  $3.60
                        Stock Option Agreement   10-Mar-00    4 years   25% after 1 year     1/48 per mo.  16,667  $7.50

Ian Cooper............. Employment Agreement     01-Feb-98    4 years   25% after 1 year     1/48 per mo.  50,000  $0.30
                        Stock Option Agreement   06-Oct-98    4 years   25% after 1 year     1/48 per mo.  16,667  $0.30
                        Stock Option Agreement   05-Oct-99    4 years   25% after 1 year     1/48 per mo.  25,000  $3.60
                        Stock Option Agreement   10-Mar-00    4 years   25% after 1 year     1/48 per mo.  10,000  $7.50

Jonathan Paget......... Employment Agreement     01-Apr-99    4 years   Immediate start      1/48 per mo.  40,000  $0.54
                        Stock Option Agreement   01-Apr-99    4 years   25% after 1 year     1/48 per mo.  20,000  $0.54
                        Stock Option Agreement   05-Oct-99    4 years   25% after 1 year     1/48 per mo.  62,667  $3.60

Nigel J. Terry......... Employment Agreement     16-Nov-98    4 years   25% after 1 year     1/48 per mo.  60,000  $0.30
                        Stock Option Agreement   05-Oct-99    4 years   25% after 1 year     1/48 per mo.   6,667  $3.60

Voting Agreement

   The shareholders identified in the table above are parties to a voting agreement pursuant to which directors are elected. The directors are as follows: (i) our Chairman; (ii) our Chief Executive Officer; (iii) the nominee director of InterWest VI, L.P.; (iv) the nominee director of Sevin Rosen Fund VI, L.P.; (v) the director of DB Overseas Holdings Limited and its affiliates;
(vi) the nominee director of Oak Investment Partners, VII Limited Partnership and (vii) one non-employee director. This agreement terminates on the closing of this offering.

Terms of Preferred Stock

   The following table summarizes the key terms of our outstanding preferred stock.

                                     Series A       Series B       Series C
                                  -------------- -------------- --------------
Number of Shares Outstanding.....     40,000,000     18,821,427     22,178,573
Dividends........................ None specified None specified None specified
Liquidation Preference...........          $1.00          $1.75          $2.50
Additional Priority Distribution
 Amount..........................          $2.00          $3.00          $5.00
Redemption Rights................           None           None           None
Conversion Ratio................. Each series is converted on a 3:1 ratio
                                  (three preferred shares convert into one
                                  common share).
Conversion....................... Each series is automatically converted into common stock upon our initial public
                                  offering. The offering size and price per
                                  share amount requirements have been waived
                                  by the shareholders.
Voting Rights.................... Each series has the right to one vote per common stock on an as converted basis. The
                                  approval of a majority of the preferred
                                  stock is required for certain acts,
                                  including mergers, dividends, guarantees,
                                  security interests, amendments affecting the
                                  rights and preferences of the preferred
                                  stock.

Registration Rights

   The holders of our preferred stock that will convert into common stock on the closing of this offering have certain rights relating to registration by us of their common stock. See "Description of Capital Stock--Registration Rights of Certain Holders."

                          PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 2, 2000, and as adjusted to reflect the sale of our common stock offered by this prospectus for:

  . each shareholder who is known by us to own beneficially more than 5% of our common stock

  .  each of our named executive officers

  .  each of our directors

  .  all of our directors and executive officers as a group

   Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of our common stock, except to the extent authority is shared by spouses under applicable law. The number of shares beneficially owned reflects the three for one reverse split of the common stock and reflects the automatic conversion of our preferred stock into common stock at the closing of this offering on a three-for-one basis.

                                                         Percentage of Shares
                                                            Outstanding(1)
                                                         ---------------------
                                       Number of Shares  Before the After the
Beneficial Owner                      Beneficially Owned  Offering   Offering
----------------                      ------------------ ---------- ----------
Oak Investment Partners(2)...........      3,792,381        13.5%      11.4%
Sevin Rosen Funds(3).................      2,983,080        10.6        9.0
InterWest Partners(4)................      2,983,080        10.6        9.0
DB Overseas Holdings Limited(5)......      2,271,429         8.1        6.8
Venrock Associates(6)................      2,169,143         7.7        6.5
Meritech Capital(7)..................      1,893,355         6.7        5.7
Charles River Partnership(8).........      1,796,381         6.4        5.4
Weston Presidio Capital(9)...........      1,510,667         5.4        4.6
Thomas S. Huseby(10).................        670,000         2.4        2.0
Eric D. Stonestrom(11)...............        500,000         1.8        1.5
Joseph J. Caffarelli(11)(12).........         30,965           *          *
Ian Cooper(11)(13)...................         34,722           *          *
Jonathan Paget(11)(14)...............         16,253           *          *
Nigel J. Terry(11)(15)...............         22,500           *          *
Jon W. Bayless(16)...................      2,983,080        10.6        9.0
Bandel L. Carano(17).................      3,792,381        13.5       11.4
H. Berry Cash(18)....................      2,983,080        10.6        9.0
Ovid Santoro(19).....................            --          --         --
David A. Twyver(20)..................            --          --         --
All directors and executive officers
 as a group (11 persons).............     11,032,981        39.0%      33.2%

--------
  *   Less than one percent

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Applicable percentage ownership is based on 28,915,868 shares of common stock outstanding as of April 2, 2000, including 83,333 shares issuable upon exercise of warrants, together with options for that shareholder that are currently exercisable or exercisable within 60 days of April 2, 2000. In computing the number and percentage of shares beneficially owned by a person, shares of common stock subject to options currently exercisable, or exercisable within 60 days of April 2, 2000 are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. The percentage of shares outstanding after the offering is calculated after giving effect to the issuance of 5,000,000 shares of common stock offered by this prospectus, assuming no exercise of the underwriters' over-allotment option.
 (2) The address of Oak Investment Partners is 525 University Avenue, Suite 1300, Palo Alto, CA 94301. Includes purchases made by Oak Investment Partners VII, L.P. and Oak VII Affiliates Fund, L.P., each of which is an affiliate of Oak IW Partners.

 (3) The address of Sevin Rosen Funds is 13455 Noel Road, Suite 1670, Dallas, Texas 75240. Includes purchases made by Sevin Rosen Bayless Management Company, Sevin Rosen Fund VL.P., Sevin Rosen Fund VIL.P., Sevin Rosen V Affiliates Fund L.P., and Sevin Rosen VI Affiliates Fund L.P. each of which is an affiliate of Sevin Rosen Funds.
 (4) The address of InterWest Partners is 3000 Sand Hill Road #3-255, Menlo Park, CA 94025. Includes purchases made by InterWest Investors VI, L.P. and InterWest Partners VI, L.P., each of which is an affiliate of InterWest Partners.

 (5) The address of DB Overseas Holdings Limited (formerly DB U.K. Finance Limited and DB U.K. Finance plc) is 6 Bishopsgate, London, England EC2N 4DA. DB Overseas Holdings Limited is owned by Deutsche Bank AG through its subsidiaries, as is Deutsche Bank Securities Inc.
 (6) The address of Venrock Associates is 30 Rockefeller Plaza, Room 5508, New York, New York 10112.
 (7) The address of Meritech Capital is 428 University Avenue, Palo Alto, CA 94301.
 (8) The address of Charles River Partnership is 1000 Winter Street, Suite 3300, Waltham, MA 02154.
 (9) The address of Weston Presidio Capital is 343 Sansome Street, San Francisco, California 94104.

(10) The address of Mr. Huseby is 777 108th Avenue N.E., Suite 1895, Bellevue, WA 98004. Mr. Huseby is a general partner of SeaPoint Ventures. The shares listed represent 670,000 shares held by investment entities within SeaPoint Ventures. Mr. Huseby disclaims beneficial ownership of the shares held by SeaPoint Ventures, except to the extent of his pecuniary interest therein.
(11) The addresses of Messrs. Stonestrom, Terry, Cooper, Caffarelli and Paget is Cambridge House, Oxford Road, Uxbridge, Middlesex UB8 1UN, England.

(12) Includes 30,965 shares of common stock issuable on exercise of presently exercisable stock options.

(13) Includes 18,056 shares of common stock issuable on exercise of presently exercisable stock options.

(14) Includes 16,250 shares of common stock issuable on exercise of presently exercisable stock options.

(15) Includes 22,500 shares of common stock issuable on exercise of presently exercisable stock options.

(16) The address of Mr. Bayless is 13455 Noel Road, Suite 1670, Dallas, Texas 75240. Mr. Bayless is a general partner of Sevin Rosen Funds. The shares listed represents 2,983,080 shares held by investment entities within the Sevin Rosen Funds. Mr. Bayless disclaims beneficial ownership of the shares held by Sevin Rosen Funds, except to the extent of his pecuniary interest therein.

(17) The address of Mr. Carano is 525 University Avenue, Suite 1300, Palo Alto, CA 94301. Mr. Carano is a general partner of Oak Investment Partners VII, LP and Oak VII Affiliates Fund, LP. The shares listed represents 3,699,468 shares held by Oak Investment Partners VII, LP and 92,913 shares held by Oak VII Affiliates Fund, LP. Mr. Carano disclaims beneficial ownership of the shares held by the Oak entities, except to the extent of his pecuniary interest therein.

(18) The address of Mr. Cash is 3000 Sand Hill Road #3-255, Menlo Park, CA 94025. Mr. Cash is a general partner of InterWest Partners. The shares listed represents 2,983,080 shares held by investment entities of InterWest Partners. Mr. Cash disclaims beneficial ownership of the shares held by InterWest partners except for his pecuniary interest therein.

(19)  The address of Mr. Santoro is 6 Bishopsgate, London, England EC2N 4DA.
(20)  The address of Mr. Twyver is P.O. Box 2447, Friday Harbor, WA 98250.

                          DESCRIPTION OF CAPITAL STOCK

   Our amended and restated articles of incorporation authorize the issuance of 50,000,000 shares of common stock, $0.0003 par value per share and 86,000,000 shares of preferred stock, $0.0001 par value per share. Excluding the shares offered hereby, we will have 28,281,572 shares of common stock issued and outstanding, including 26,916,667 shares of common stock issued on the conversion of our preferred stock immediately prior to the closing of the offering. Upon this conversion, our articles of incorporation will authorize the issuance of 5,000,000 shares of preferred stock, of which none will be outstanding.

   Certain provisions of our articles of incorporation and bylaws and Washington law may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

  . authorizing the board of directors to issue additional common and preferred stock

  .  not permitting cumulative voting in the election of directors

  .  limiting the persons who may call special meetings of shareholders

  .  not permitting shareholder action by written consent

  . establishing advance notice requirements for nominations for election of the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings

   We are also subject to certain provisions of Washington law that could delay, deter or prevent us from entering into an acquisition. Chapter 19 of the Washington Business Corporation Act prohibits a Washington corporation such as Airspan from engaging in a business combination with an interested shareholder unless specific conditions are met.

Common Stock

   Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders generally, including the election of directors. Holders of common stock have no cumulative voting rights and no preemptive or conversion rights. There are no redemption or sinking fund provisions available to the holders of common stock. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock will be entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for such dividends. In the event of a liquidation, dissolution or winding up of Airspan, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference to any then-outstanding holders of preferred stock.

Preferred Stock

   As of the closing of this offering, our articles of incorporation authorize us to issue 5,000,000 shares of preferred stock, which may be issued from time to time in one or more classes or series or both upon authorization by our board of directors. Our board of directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each class or series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of Airspan, discourage bids for our common stock at a premium, or otherwise adversely affect the market price of our common stock. We have no current plan to issue preferred stock.

Warrants and other Rights

   As of May 23, 2000, there were outstanding warrants to purchase 249,998 shares of preferred stock convertible into 83,333 shares of common stock with an exercise price of $1.75 that will expire three years from the date of this prospectus.

Registration Rights of Certain Holders

   The holders of 80,750,002 shares of preferred stock that will convert into 26,916,667 shares of common stock, or their transferees, are entitled to some rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of registrable securities. Subject to some limitations in this agreement, the holders of the registrable securities may require, on three occasions at any time after one year from the effective date of this offering, that we use our best efforts to register the registrable securities, for public resale, provided that the proposed aggregate offering price exceeds $10,000,000. If we register any of our common stock either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of such registrations must be borne by us and all selling expenses, including underwriting discounts, selling commissions and stock transfer taxes, relating to registrable securities must be borne by the holders of the securities being registered.

Business Combination Statute

   The Washington Business Act, Section 23B.19 of the Revised Code of Washington, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions," such as a merger or sale of assets, with an "acquiring person" who acquires more than 10% of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction is approved by the majority of the members of the target corporation's board of directors prior to the date of the transaction or unless the aggregate amount of the cash and the market value of non-cash consideration received by holders of outstanding shares of any class or series of stock of the target corporation is equal to certain minimum amounts. Our Articles of Incorporation provide that we will be subject to such prohibitions and shall remain subject to such prohibitions even if the law is repealed.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

Listing

   We have applied to list the common stock on The Nasdaq Stock Market's National Market under the symbol "AIRN."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have outstanding 33,281,572 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after April 2, 2000. Of these shares, the 5,000,000 shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 28,281,572 shares are "restricted securities" within the meaning of Rule 144. The restricted securities may not be sold unless they are registered under the Securities Act or are sold under an exemption from registration, such as the exemption provided by Rule 144.

   Our executive officers, directors and our other securityholders have entered into lock-up agreements in which they have agreed that, for a period of 180 days after the date of this prospectus, they will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock, or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose their intention to make any offer, sale, contract, pledge or disposal, without the prior written consent of Credit Suisse First Boston Corporation, other than shares of common stock acquired pursuant to this offering or in the open market or transferred (i) as a bona fide gift or gifts, or (ii) as a distribution to the partners, members, or shareholders of the holder, provided the transferee(s) has agreed to be bound in writing by the terms of this the lock-up agreement. In addition, we have agreed in the underwriting agreement that, for a period of 180 days after the date of this prospectus, we will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock, or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose our intention to make any offer, sale, contract, pledge or disposal, without the prior written consent of Credit Suisse First Boston Corporation. We have similarly agreed that, with limited exceptions, we will not file a registration statement with the SEC or publicly disclose our intention to do so. Credit Suisse First Boston Corporation may, at any time and without notice, waive any of the terms of these lock-up agreements.

   Under these lock-up agreements, our outstanding shares of common stock will be available for sale in the public market as follows:

             Percent of
 Number of  Total Shares
   Shares   Outstanding               Date of Availability for Sale
 ---------  ------------ ------------------------------------------------------
     0            0%           , 2000 (date of this prospectus) to       , 2000
                         (90 days after the date of this prospectus)

 27,555,381     82.8           , 2000 (180 days after the date of this
                         prospectus), in some cases under Rule 144

  726,191       16.2     At various times after       , 2000

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including persons who may be deemed our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of
(a) 1% of the number of shares of common stock then outstanding or (b) the average weekly trading volume of the common stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and the availability of current public information about us. In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned for at least two years the shares proposed to be sold would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Persons deemed to be "affiliates" must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

   In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934 in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. We will file registration statements on Form S-8 under the Securities Act of 1933 to register common stock issuable under our stock option plans and stock purchase plan. Such registration will permit the resale of shares in the public market without restriction under the Securities Act.

   We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register up to approximately 2.1 million shares of common stock reserved for issuance under our stock plans. The registration statement will become effective automatically upon filing. After the registration statement has been filed, shares issued under the stock plans may be sold in the open market, unless the sale is limited by the provisions of Rule 144 applicable to our affiliates or the lock-up agreements.

   No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market after the lapse of the restrictions described above could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   See also "Description of Capital Stock--Registration Rights of Certain Holders."

                                  UNDERWRITING

   Under the terms and conditions contained in an underwriting agreement dated
      , 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Lehman Brothers, Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                        Number
           Underwriter                                                 of Shares
           -----------                                                 ---------
     Credit Suisse First Boston Corporation...........................
     Deutsche Bank Securities Inc.....................................
     Lehman Brothers, Inc.............................................
     U.S. Bancorp Piper Jaffray Inc. .................................
                                                                         ----
       Total..........................................................
                                                                         ====

   The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to     additional shares at the initial public offering price
less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $    per share. The
underwriters and selling group members may allow a discount of $    per share
on the sales to other broker/dealers. After the initial public offering, the public offering price, concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                             Per Share             Total
                                        ------------------- -------------------
                                         Without    With     Without    With
                                          Over-     Over-     Over-     Over-
                                        allotment allotment allotment allotment
                                        --------- --------- --------- ---------
Underwriting discounts and commissions
 paid by us...........................    $         $         $         $
Expenses payable by us................    $         $         $         $

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We, our officers and directors and other shareholders holding an aggregate
of        shares have agreed that we and they will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or, in our case, file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in certain limited exceptions.

   The underwriters have reserved for sale, at the initial public offering
price, up to        shares of the common stock for some of our vendors,
customers, employees, directors and other people and entities with whom we maintain business relationships who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced by the number of the reserved shares purchased. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make.

   We intend to apply to list the common stock on The Nasdaq Stock Market's National Market under the symbol "AIRN."

   Deutsche Bank Securities Inc., an underwriter in this offering, is an affiliate of DB Overseas Holdings Limited, one of our shareholders. Deutsche Bank Securities Inc. and DB Overseas Holdings Limited are both owned by Deutsche Bank AG through its subsidiaries.

   Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by negotiations between us and the representatives. The principal factors considered in determining the public offering price included:

  . the information set forth in this prospectus and otherwise available to the representatives

  .  the history and the prospects for the industry in which we compete

  .  the ability of our management

  .  the prospects for our future earnings

  .  the present state of our development and our current financial condition

  . the general condition of the securities markets at the time of this offering

  . the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. A description of each of these terms is below:

  . over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position

  . stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum

  . syndicate covering transactions involve purchase of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions

  . penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made under securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the Canadian securities regulatory authority that has jurisdiction. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will represent to us and the dealer from whom the purchase confirmation is received that:

  . the purchaser is entitled under the provincial securities laws that apply to the purchaser to purchase the common stock without the benefit of a prospectus qualified under these securities laws;

  . the purchaser is purchasing as principal and not as agent if the purchaser is not allowed to purchase as agent under the provincial securities laws that apply to the purchaser;

  .  the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action of Ontario Purchasers

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named in this prospectus may be located outside Canada and, as a result, it may not be possible for Canadian purchasers to serve process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser under this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult with their own legal and tax advisors about the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered by this prospectus will be passed upon for us by our counsel, Preston Gates & Ellis LLP, Seattle, Washington. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell.

                                    EXPERTS

   The statements of revenues and direct costs and expenses of the predecessor business for the year ended December 31, 1997 and the month ended January 25, 1998 and the consolidated financial statements of Airspan at December 31, 1998 and 1999, and for the eleven months ended December 31, 1998 and the year ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document that has been filed as an exhibit to the registration statement should be read together with the exhibit itself. You may inspect a copy of the registration statement and its exhibits without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549, and you may obtain copies of all or any part thereof from the SEC upon payment of certain fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors.............................................  F-2

Consolidated Balance Sheets of the Company at December 31, 1998, December
 31, 1999 and April 2, 2000 (unaudited)....................................  F-3

Statements of Revenues and Direct Costs and Expenses of the Predecessor
 Business for the year ended December 31, 1997 and the month ended January
 25, 1998 and Consolidated Statements of Operations of the Company for the
 eleven months ended December 31, 1998, the year ended December 31, 1999 and the quarters ending April 4, 1999 (unaudited) and April 2, 2000
 (unaudited)...............................................................  F-4

Consolidated Statements of Stockholders' Equity of the Company for the
 eleven months ended December 31, 1998, the year ended December 31, 1999 and the quarter ended April 2, 2000 (unaudited)...........................  F-5

Consolidated Statements of Cash Flows of the Company for the eleven months ended December 31, 1998, the year ended December 31, 1999 and the quarters ending April 4, 1999 (unaudited) and April 2, 2000 (unaudited)............  F-6

Notes to the Financial Statements..........................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

To: The Board of Directors and Shareholders
  Airspan Networks Inc.

   We have audited the accompanying statement of revenues and direct costs and expenses of the Predecessor Business for the year ended December 31, 1997 and the month ended January 25, 1998 and consolidated balance sheets of Airspan Networks Inc. as of December 31, 1998 and December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the eleven month period ended December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial presentation. We believe our audits provide a reasonable basis for our opinion.

   As discussed in Note 1, the accompanying financial statements of the Predecessor Business have been prepared solely to present the revenue and direct costs and expenses of the Predecessor Business for the year ended December 31, 1997 and month ended January 25, 1998 for the purpose of complying with the requirements of the Securities and Exchange Commission and is not intended to be a complete presentation of the financial results of operations of the Predecessor Business.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the revenues and direct costs and expenses of the Predecessor Business for the year ended December 31, 1997 and the month ended January 25, 1998 and consolidated financial position of Airspan Networks Inc. at December 31, 1998 and December 31, 1999 and the consolidated results of its operations and its consolidated cash flows for the eleven month period ended December 31, 1998 and the year ended December 31, 1999 in conformity with United States generally accepted accounting principles.

                                          /s/ Ernst & Young
                                          Ernst & Young

London, England

February 9, 2000, except for
Note 16 - Subsequent Events,
as to which the date is May
26, 2000

                             AIRSPAN NETWORKS INC.

                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except for share data)

                                          December 31, December 31,  April 2,
                                              1998         1999        2000
                                          ------------ ------------ -----------
                                                                    (unaudited)
                 ASSETS
Current assets
Cash and cash equivalents...............    $ 36,178     $ 58,828    $ 55,906
Restricted cash.........................       2,421        4,068       3,254
Accounts receivable, less allowance for
 doubtful accounts of $578 in 1998,
 $1,130 in 1999--and $1,371 at April 2,
 2000...................................       5,343        6,091       6,409
Unbilled accounts receivable............         559        1,581       1,197
Inventory...............................       3,022        7,127       7,639
Prepaid expenses and other current
 assets.................................       1,356        1,970       2,551
                                            --------     --------    --------
  Total Current Assets..................      48,879       79,665      76,956
Property, plant and equipment, net......       4,681        6,751       6,944
Intangible assets, net..................       4,280        1,804       1,528
                                            --------     --------    --------
  Total Assets..........................    $ 57,840     $ 88,220    $ 85,428
                                            ========     ========    ========
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable........................    $  5,682     $  5,334    $  4,863
Accrued taxes...........................         520          874         709
Other accrued expenses..................       2,873        2,866       3,490
Current portion of capital lease
 obligations............................          46           53          55
Current portion of long-term debt.......         --         1,743       1,692
                                            --------     --------    --------
  Total Current Liabilities.............       9,121       10,870      10,809
                                            --------     --------    --------
Non current liabilities
Note payable to DSC Telcom L.P. ........      15,771       16,904      17,203
Other long-term debt....................         --         2,947       2,963
Accrued interest on long-term debt......         236          253         254
Capital lease obligations...............          88           34          20
                                            --------     --------    --------
                                              16,095       20,138      20,440
                                            --------     --------    --------
Stockholders' equity
Preferred stock, $.01 par value,
 70,000,000, 81,000,000 and 81,000,000
 shares authorized in 1998, 1999 and
 2000, respectively
Series A convertible preferred stock,
 $0.01 par value, 40,000,000 shares
 authorized and issued in 1998, 1999 and
 2000...................................         400          400         400
Series B convertible preferred stock,
 $0.01 par value, 18,571,429 shares
 authorized in 1998, 1999 and 2000;
 16,442,858, 18,571,429 and 18,571,429
 shares issued in 1998, 1999 and 2000,
 respectively...........................         164          185         185
Series C convertible preferred stock,
 $0.01 par value, 20,000,000 shares
 authorized and issued in 1999 and
 21,600,000 shares authorized and
 21,600,000 issued at April 2, 2000.....         --           200         216
Common stock, $.03 par value; 33,333,333
 shares authorized in 1998, 1999 and at
 April 2, 2000; 1,041,667, 1,321,720 and
 1,358,725 shares issued in 1998, 1999,
 and at April 2000 respectively.........          31           40          41
Note receivable--stockholder............        (150)        (130)       (130)
Additional paid in capital..............      67,775      121,562     125,576
Accumulated deficit.....................     (35,596)     (65,045)    (72,109)
                                            --------     --------    --------
  Total Stockholders' Equity............      32,624       57,212      54,179
                                            --------     --------    --------
  Total Liabilities and Stockholders'
   Equity...............................    $ 57,840     $ 88,220    $ 85,428
                                            ========     ========    ========

    The accompanying notes are an integral part of the financial statements.

                             AIRSPAN NETWORKS INC.

STATEMENT OF REVENUES AND DIRECT COSTS AND EXPENSES OF THE PREDECESSOR BUSINESS
            AND CONSOLIDATED STATEMENTS OF OPERATIONS OF THE COMPANY
              (in thousands, except for share and per share data)

                                Predecessor                           Company
                          ------------------------ ------------------------------------------------
                                                      Eleven
                              Year        Month       months        Year      Quarter     Quarter
                             ended        ended       ended        ended       ended       ended
                          December 31, January 25, December 31, December 31,  April 4,   April 2,
                              1997        1998         1998         1999        1999       2000
                          ------------ ----------- ------------ ------------  --------  -----------
                                                                                  (unaudited)
Revenue.................    $  4,818     $   135    $   11,485  $    12,480   $ 1,301   $     5,661
Cost of revenue.........      (3,948)       (100)       (9,531)      (8,086)     (886)       (3,530)
                            --------     -------    ----------  -----------   -------   -----------
Gross profit............         870          35         1,954        4,394       415         2,131
                            --------     -------    ----------  -----------   -------   -----------
Operating expenses:
Research and
 development............       9,747       1,074        10,524       13,845     3,215         4,199
Sales and marketing.....       3,832         398         6,765        9,883     1,931         3,099
General and
 administrative.........       4,034         378         3,960        7,686     1,799         2,243
Acquired in-process
 research and
 development and
 amortization of
 intangibles............         --          --         16,270        2,476       619           276
                            --------     -------    ----------  -----------   -------   -----------
  Total operating
   expenses.............      17,613       1,850        37,519       33,890     7,564         9,817
                            --------     -------    ----------  -----------   -------   -----------
Loss from operations....    $(16,743)    $(1,815)      (35,565)     (29,496)   (7,149)       (7,686)
                            ========     =======
Interest expense........         --          --           (994)      (1,434)     (282)         (473)
Interest and other
 income.................         --          --          1,113        1,581       392         1,111
                                                    ----------  -----------   -------   -----------
Loss before income
 taxes..................         --          --        (35,446)     (29,349)   (7,039)       (7,048)
Income taxes............         --          --           (150)        (100)      (18)          (16)
                                                    ----------  -----------   -------   -----------
Net loss................         --          --     $  (35,596) $   (29,449)  $(7,057)  $    (7,064)
                                                    ==========  ===========   =======   ===========
Net loss per share-basic
 and diluted............         --          --     $   (65.72) $    (33.84)  $(10.33)  $     (6.50)
Weighted average shares
 outstanding-basic and
 diluted................         --          --        541,667      870,328   682,870     1,087,047
Pro forma net loss per
 share-basic and
 diluted................         --          --            --   $     (1.37)      --    $     (0.26)
Pro forma weighted
 average shares
 outstanding- basic and
 diluted................         --          --            --    21,446,122       --     27,633,079

   The accompanying notes are an integral part of these financial statements.

                             AIRSPAN NETWORKS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (in thousands, except for share data)

                          Preferred Stock   Common Stock
                          ---------------- --------------- Additional    Note
                                      Par             Par   paid in   receivable  Accumulated
                            Shares   value  Shares   value  capital   stockholder   deficit    Total
                          ---------- ----- --------- ----- ---------- ----------- ----------- -------
Issuance of common stock
 upon incorporation.....                     541,667  $16                                     $    16
Issuance of Series A
 preferred stock........  40,000,000 $400                   $ 39,025                           39,425
Issuance of Series B
 preferred stock........  16,442,858  164                     28,611                           28,775
Exercise of stock
 options................                     500,000   15        135     $(150)
Stock compensation......                                           4                                4
Net loss for the
 period.................                                                           $(35,596)  (35,596)
                          ---------- ----  ---------  ---   --------     -----     --------   -------
At December 31, 1998....  56,442,858  564  1,041,667   31     67,775      (150)     (35,596)   32,624
Issuance of Series B
 preferred stock........   2,128,571   21                      3,704                            3,725
Issuance of Series C
 preferred stock........  20,000,000  200                     49,800                           50,000
Issuance of Series B
 stock warrants.........                                          95                               95
Issuance of common
 stock..................                      83,333    3         42                               45
Exercise of stock
 options................                     196,720    6         53                               59
Stock compensation......                                          93                               93
Repayment of note
 receivable.............                                                    20                     20
Net loss for the year...                                                            (29,449)  (29,449)
                          ---------- ----  ---------  ---   --------     -----     --------   -------
At December 31, 1999....  78,571,429  785  1,321,720   40    121,562      (130)     (65,045)   57,212
Issuance of Series C
 preferred stock
 (unaudited)............   1,600,000   16                      3,984                            4,000
Exercise of stock
 options (unaudited)....                      37,005    1          5                                6
Stock compensation
 (unaudited)............                                          25                               25
Net loss for the quarter
 (unaudited)............                                                             (7,064)   (7,064)
                          ---------- ----  ---------  ---   --------     -----     --------   -------
At April 2, 2000
 (unaudited)............  80,171,429 $801  1,358,725  $41   $125,576     $(130)    $(72,109)  $54,179
                          ========== ====  =========  ===   ========     =====     ========   =======

   The accompanying notes are an integral part of these financial statements.

                             AIRSPAN NETWORKS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                   Eleven months     Year     Quarter  Quarter
                                       ended        ended      ended    ended
                                   December 31,  December 31,  April    April
                                       1998          1999     4, 1999  2, 2000
                                   ------------- ------------ -------  -------
                                                                (unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES
Net loss.........................    $(35,596)     $(29,449)  $(7,057) $(7,064)
Adjustments to reconcile net loss
 to net cash used in operating
 activities:
  Depreciation and amortization..       3,707         4,821     3,557      976
  Stock compensation.............           4            93       --        25
  Purchased in-process research
   and development...............      14,000           --        --       --
  Accretion of interest on notes
   payable.......................         755         1,134       279      299
  Amortization of deferred fi-
   nancing costs.................         --             20       --       --
  Changes in operating assets and
   liabilities:
  Decrease/(increase) in receiv-
   ables.........................      (4,300)         (748)    3,323     (318)
  Decrease/(increase) in invento-
   ries..........................       1,774        (4,105)   (1,730)    (512)
  Decrease/(increase) in other
   current assets................      (1,497)       (1,561)       64     (197)
  Increase/(decrease) in accounts
   payable.......................       2,968          (348)   (1,615)    (471)
  Increase in other accrued ex-
   penses........................       1,946           346       205      460
  Decrease in notes receivable...         --             20        20      --
                                     --------      --------   -------  -------
Net cash used in operating activ-
 ities...........................     (16,239)      (29,777)   (2,954)  (6,802)
                                     --------      --------   -------  -------
CASH FLOWS FROM INVESTING
 ACTIVITIES
Purchase of property and equip-
 ment............................      (3,256)       (4,276)   (4,297)    (893)
Acquisition costs................        (100)          --        --       --
                                     --------      --------   -------  -------
Net cash used in investing activ-
 ities...........................      (3,356)       (4,276)   (4,297)    (893)
                                     --------      --------   -------  -------
CASH FLOWS FINANCING ACTIVITIES
Net proceeds from issuance of
 common stock....................          16            45       --       --
Net proceeds from issuance of
 preferred stock.................      58,200        53,725     3,725    4,000
Net proceeds from issuance of
 long-term debt..................         --          5,000     5,000      --
Payment on long-term debt, in-
 cluding capital lease obliga-
 tions...........................         (22)         (479)      (47)     (47)
Exercise of stock options........         --             59       --         6
Restricted cash..................      (2,421)       (1,647)   (1,147)     814
                                     --------      --------   -------  -------
Net cash provided by financing
 activities......................      55,773        56,703     7,531    4,773
                                     --------      --------   -------  -------
Increase in cash and cash equiva-
 lents...........................      36,178        22,650       280   (2,992)
Cash and cash equivalents, begin-
 ning of period..................         --         36,178    36,178   58,828
                                     --------      --------   -------  -------
Cash and cash equivalents, end of
 period..........................    $ 36,178      $ 58,828   $36,458  $55,906
                                     ========      ========   =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION
Issuance of preferred stock
 warrants in connection with debt
 facilities......................         --       $     95   $    95      --
Interest paid....................    $      3           296         3  $   173
Assets acquired under capital
 lease...........................         156           --        --       --
Preferred stock issued in pur-
 chase of business...............      10,000           --        --       --
Note payable issued in purchase
 of business.....................      15,016           --        --       --
                                     ========      ========   =======  =======

   The accompanying notes are an integral part of these financial statements.

                             AIRSPAN NETWORKS INC.

                       NOTES TO THE FINANCIAL STATEMENTS
              (in thousands, except for share and per share data)

1. THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Business

   The Company is a global supplier of fixed wireless communications access systems that enable communications service providers to deliver integrated high speed data and voice services. The Company's systems are based on Code Division Multiple Access, CDMA, technology that can be deployed rapidly and cost effectively, providing an alternative to traditional wireline communications networks. The Company's integrated solutions include software tools that provide coverage and spectrum optimization and ongoing network management. To facilitate the deployment and operation of its systems, the Company also offers network installation, integration, training and support services. The Company's main operations are based in Uxbridge, United Kingdom.

 Basis of presentation for the Predecessor

   Airspan Networks Inc. (the "Company" or "Airspan") was formed as a U.S. company in January 1998 and is now incorporated in the State of Washington. The Company was formed simultaneously with the acquisition of a business unit of DSC Communications Corporation ("DSC") that began development of fixed wireless access systems in 1994. In accordance with the terms of the acquisition, the assets and liabilities of the business unit were transferred from DSC to the Company on January 26, 1998. The assets and liabilities acquired were the fixed wireless communications access systems operations of DSC (the "Predecessor Business"). These operations consisted of a research and development function, product management, direct sales and marketing and direct general and administration costs.

   The Predecessor Business was not a separate legal entity and its operations formed part of the activities of several legal entities within DSC world wide. Except for compilations of product line revenue, direct costs, direct expenses and corporate allocations, no separate financial statements of the Predecessor Business were prepared in the past. The assets and liabilities associated with the Predecessor Business were components of larger business units. Accordingly, other than certain inventory and equipment, the assets and liabilities of the Predecessor Business were not identified or maintained in separate accounts. In addition, the Predecessor Business did not maintain its own cash accounts. Given these constraints, the balance sheets of the Predecessor Business and related statement of operations and cash flows have not been presented.

   Certain costs and expenses incurred by DSC were allocated to individual product lines, including the Predecessor Business, on various bases, applying internal management allocations. These corporate allocations are not necessarily indicative of the level of expenses which might have been incurred had the Predecessor Business been operated as an independent business. The accompanying statement of revenues and direct costs and expenses of the Predecessor Business do not include DSC corporate allocations of certain overhead, general and administrative expenses, interest expense and income taxes as it is impracticable to allocate such expenses arbitrarily on a retroactive basis.

   The accompanying statement of revenues and direct costs and expenses of the Predecessor Business was prepared solely to comply with the requirements of the Securities and Exchange Commission. These financial statements are not intended to be a complete presentation of the results of operations of the Predecessor Business.

 Effect of the three for one reverse split

   On May 25, 2000 the common stock of the Company underwent a three for one reverse split. For comparative purposes we have in these financial statements shown outstanding common stock numbers as if the split was retroactive. The reverse split reduced our outstanding common stock by 66.7% and correspondingly increased our loss per share by 200% across all periods since the acquisition of the Predecessor business.

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)


 Principles of consolidation

   The consolidated financial statements include the accounts of the Company and its subsidiary which is wholly-owned. All significant inter-company transactions and balances have been eliminated on consolidation.

 Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Interim Financial Information

   The unaudited condensed financial statements as of and for the quarter ended April 4, 1999 and April 2, 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. The unaudited financial statements include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, that are considered necessary for the fair presentation of the information in the financial statements. All footnote disclosures included in these financial statements related to the quarter ended April 4, 1999 and April 2, 2000 are unaudited.

 Cash equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Fair value of financial instruments

   The financial instruments of the Company consist mainly of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and promissory notes. In view of their nature, the fair value of the financial instruments included in the accounts of the company does not significantly vary from their carrying amount.

 Inventories

   Inventories are stated at the lower of cost or market value. Cost includes all costs incurred in bringing each product to its present location and condition, as follows:

     Raw materials, consumables and goods for resale--average cost

     Work in progress and finished goods--cost of direct materials, labor and allocated manufacturing overhead

 Property and equipment

   Property and equipment are stated at cost. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost, less estimated residual value based on prices prevailing at the date of acquisition, of each asset evenly over its expected useful life, as follows:

     Leasehold improvements--over the minimum lease term

     Plant, machinery and equipment--over 2 to 5 years

     Furniture and fixtures--over 4 to 5 years

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)


 Identifiable intangible assets

   Identifiable intangible assets arose in connection with the acquisition of the Predecessor Business. They are stated at allocated cost and include developed technology, purchase contracts, patents and assembled workforce. Identifiable intangible assets are amortized using the straight line method over their estimated useful lives ranging from two to four years.

 Goodwill arising on business combinations

   The excess of the purchase price (including associated expenses) paid over net assets of the business acquired is being amortized over its estimated useful life of ten years on the straight-line method. The Company reviews the recoverability of goodwill whenever events or changes in circumstances indicate that its carrying value may not be recoverable from the anticipated future cash flows of the related businesses on an undiscounted basis. A loss is recognized for the difference between the carrying value and the estimated fair value of the asset.

 Restricted cash

   Restricted cash consists of bank accounts set aside for the guarantees described in note 8.

 Impairment of long lived assets

   In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed", the Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows. Estimates of expected future cash flows represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flows exceed the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future cash flows, an impairment exists and is measured by the excess of the carrying value over the fair value of the asset. Any impairment provisions recognized are permanent and may not be restored in the future. No impairment expense was recognized in 1997, 1998 or 1999.

 Product development

   All product development expenditures are charged to product development expense in the period incurred. Generally accepted accounting principles require the capitalization of certain software development costs after technological feasibility of the software is established. In the development of the Company's new products and enhancements to existing products, the technological feasibility of the software is not established until substantially all product development is complete, including the development of a working model. Internal software development costs that were eligible for capitalization were insignificant and were charged to research and development expense in the accompanying statements of operations.

 Revenue recognition

   Revenue is recognized when all significant contractual obligations have been satisfied and the collection of resulting revenues is reasonably assured. For most product sales, revenue recognition occurs on shipment. For contracts with non standard terms, revenue is recognized when these terms have been satisfied. Revenue from customer service contracts is recognized once the services have been rendered. Any billings in excess of revenue recognized for products or services are classified as deferred income or customer advances.

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)

 Warranty

   The Company provides a limited warranty for periods usually ranging from twelve to twenty-four months, to all purchasers of its new equipment. Warranty expense is accrued at the date revenue is recognized on the sale of equipment. Management believes that the amounts provided for are sufficient for all future warranty cost on equipment sold through April 2, 2000.

 Foreign currency transactions

   Transactions in currencies other than dollars are converted at the exchange rate on the date of the transaction. The Company's functional currency is the U.S. dollar for its only subsidiary in the U.K.

   Monetary assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars at the rate of exchange on the balance sheet date. All differences resulting from realized and unrealized gains and losses are recognized in the statement of operations as other income or expense.

 Concentration of credit risk

   Financial instruments which potentially subject Airspan to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Airspan places its cash equivalents and short-term investments only in highly rated financial instruments. Airspan's accounts receivable are derived from sales of wireless local loop products and approximately 73% and 96% of product sales were non U.S. sales for the 11 month period ended December 31, 1998 and the year ended December 31, 1999, respectively. Approximately 93% and 98% of product sales were non U.S. sales for the first quarters of 1999 and 2000 respectively (see Note 9). Airspan generally requires a U.S. dollar irrevocable letter of credit for the full amount of significant sales to be in place at the time of shipment, except in cases where credit risk is considered to be acceptable. The Predecessor Business derived 76% of revenue from four customers in 1997 and 78% of revenue from one customer in January 1998. Airspan derived 46% of revenue from three customers in the 11 months ended December 1998, 59% of revenue from three customers in 1999 and 77% of revenue from three customers in the first quarter of 1999 and 82% of revenue from three customers in the first quarter of 2000. The Predecessor Business received 100% in 1997 and January 1998 of goods for resale from one supplier, DSC Telcom LP. Airspan received 93% in 1998, 66% in 1999 and 96% in the quarter ended April 4, 1999 of goods for resale from two suppliers, DSC Communications Ireland and Flextronics International AB in the quarter ended April 2, 2000 53% of goods for resale were received from one supplier, Flextronics International AB. These suppliers act as sub-contractors to manufacture a substantial part of Airspan's product for resale.

 Stock based compensation

   Stock options are granted under various stock compensation programs to employees and independent directors. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). In rare instances, stock is issued to non-employees in return for services. The Company recognizes compensation expense for options granted to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), and Emerging Issues Task Force Consensus 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

 Segment reporting

   During the periods, the Company operated as a single segment, being the development and supply of wireless local loop systems and solutions.

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)


2. THE ACQUISITION OF THE PREDECESSOR BUSINESS

   The Company was formed simultaneously with the acquisition of the Predecessor Business which began development of fixed wireless access systems in 1994. In accordance with the terms of the acquisition, the assets and liabilities of the Predecessor Business unit were transferred from DSC to the Company on January 26, 1998.

   Venture capital raised:
   Issue of Series A stock for cash.................................. $30,000
   Stock issue costs.................................................    (575)
                                                                      -------
                                                                       29,425
                                                                      -------
   Consideration issued to DSC in exchange for the Predecessor and costs incurred:
   Promissory note issued............................................  15,016
   Fair value of Preferred Series A stock issued.....................  10,000
   Direct and incremental acquisition costs..........................     100
                                                                      -------
                                                                       25,116
                                                                      -------
     Total initial assets of the Company............................. $54,541
                                                                      =======

   As consideration for the sale Airspan issued 10,000,000 shares of Preferred Series A stock to DSC. Total direct costs relating to the acquisition and the issuance of venture capital were $675. Of this, $575 has been accounted for as a reduction in the proceeds of Series A stock as this represents the cost of issuing the shares. The remaining $100 represents other direct and incremental acquisition costs and has been included in the cost of the acquisition.

   The purchase price allocation was as follows:

   Inventory........................................................... $ 4,796
   Accounts receivable.................................................   1,225
   Tangible fixed assets...............................................   2,706
   Accounts payable....................................................  (4,161)
                                                                        -------
                                                                          4,566
   Goodwill and identifiable intangible assets.........................  20,550
                                                                        -------
                                                                        $25,116
                                                                        =======

   The allocation of the excess of the purchase price over the net tangible assets acquired to goodwill and identifiable intangibles was as follows:

                                                                 Amortization
                                                       Value  allocated in years
                                                      ------- ------------------
   Assembled workforce                                $ 1,200          4
   Purchase contracts................................   2,083          2
   Patent technology.................................     119          2
   Developed technology..............................   1,900          2
   In process research and development...............  14,000         --
   Goodwill..........................................   1,248         10
                                                      -------
                                                      $20,550
                                                      =======

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)

   A detailed review was undertaken by management, who have primary responsibility, to estimate the fair values and remaining economic lives for all material intangible assets, including any in-process technology, purchased from DSC Communications Corporation in accordance with "Fair Value" as referred to in APB Opinion No. 16.

   The amount allocated to in-process research and development was recorded as a one-time charge to operations in 1998 because the technology was not fully developed and had no future alternative use. Management's expectations of the future revenue streams to be generated from this technology meant that a material amount of the purchase price was allocated to in-process research and development. The product under development was 80% complete at acquisition, with an estimated $4.1 million of cost required to complete the project associated with final development, system verification and test, documentation and release to manufacturing processes.

   The acquired in-process research and development represents the development of technologies associated with a new generation of the AS4000 System, which allows a significantly larger number of subscribers to be supported on a single radio channel. This project was materially completed by March 31, 1998, with the first shipment in June 1998 and revenue first recognized in December 1998.

   The appraisal method used to value the in-process technology was the Income Approach where the valuation is focused on the income-producing capability of the Demand Assigned product. The premise being that the value of an asset can be measured by the present worth of the net economic benefit to be received over the life of the asset. Expected cash flows attributable to the demand assigned product over its product life cycle were converted to present value through discounting. The discounting process used a rate of return that accounted for the time value of money and risk factors.

   The significant assumptions made in the valuation were as follows:

  . The valuation was performed as at 31 January 1998, the date of acquisition, with the knowledge and assumptions held at that date

  . Revenue streams were expected to commence in the second half of 1998 and carry on through to 2003

  . Average sales prices would be significantly lower than that of the older generation product

  . Forecasted average sales prices and costs of goods relating to the new product offering would decrease over the life of the product. The product costs decreasing at a greater rate, leading to an improvement in margins for future years

  . Risk adjusted discount factor used was 28%, assessed to be 100 basis points greater than the Company's weighted average cost of capital to allow for the required return on in-process technology

   The developed technology relates to the older generation product, designed to provide a fixed network service.

3. TAXATION

   The Company did not record an income tax benefit for the tax losses generated in the U.K. because it has experienced operating losses since inception. At December 31, 1999 the Company has U.K. income tax net operating loss carryforwards of $47,918 which do not expire.

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)

   The 1998, 1999 and 2000 tax provision relates to US federal income taxes currently payable, primarily attributable to intercompany interest income.

   Significant components of the Company's deferred tax assets are as follows:

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
   Net operating loss carryforwards...................   $ 6,944      $ 14,375
   Accruals and reserves..............................       241           216
   Fixed assets.......................................      (281)           (9)
                                                         -------      --------
                                                           6,904        14,582
   Valuation allowance................................    (6,904)      (14,582)
                                                         -------      --------
                                                         $     0      $      0
                                                         =======      ========

   Since the Company's utilization of these deferred tax assets is dependent on future profits, a valuation allowance equal to the net deferred tax assets has been provided following the criteria under SFAS 109 as it is considered more likely than not that such assets will not be realised.

4. PROPERTY, PLANT AND EQUIPMENT

                                          December 31, December 31,  April 2,
                                              1998         1999        2000
                                          ------------ ------------ -----------
                                                                    (unaudited)
   Plant, machinery and equipment........   $ 4,983      $ 7,992      $8,789
   Furniture and fixtures................       234          602         695
   Construction in progress..............       901          --          --
   Leasehold improvements................       --         1,932       1,937
                                            -------      -------      ------
                                              6,118       10,526      11,421
   Accumulated depreciation..............    (1,437)      (3,775)     (4,477)
                                            -------      -------      ------
                                            $ 4,681      $ 6,751      $6,944
                                            =======      =======      ======

   Depreciation expense totalled $1,308 for the year ended December 31, 1997, $112 for the month ended January 25, 1998, $1,437 for the eleven months ended December 31, 1998, and $2,345 for the year ended December 31, 1999, and $700 for the quarter ended April 2, 2000.

5. INTANGIBLE ASSETS

                                           December 31, December 31,  April 2,
                                               1998         1999        2000
                                           ------------ ------------ -----------
                                                                     (unaudited)
   Assembled workforce....................   $ 1,200      $ 1,200      $1,200
   Customer contracts.....................     2,083        2,083       2,083
   Patent technology......................       119          119         119
   Developed technology...................     1,900        1,900       1,900
   Goodwill...............................     1,248        1,248       1,248
                                             -------      -------      ------
                                               6,550        6,550       6,550
   Less accumulated amortization..........    (2,270)      (4,746)     (5,022)
                                             -------      -------      ------
   Net intangible assets..................   $ 4,280      $ 1,804      $1,528
                                             =======      =======      ======

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)

   Amortization of intangible assets amounted to $2,270 for the eleven months ended December 31, 1998, $2,476 for the year ended December 31, 1999, and $276 for the quarter ended April 2, 2000.

6. INVENTORY

   Inventory consists of the following:

                                           December 31, December 31,  April 2,
                                               1998         1999        2000
                                           ------------ ------------ -----------
                                                                     (unaudited)
   Purchased parts and materials..........    $1,874       $4,226      $5,975
   Work in progress.......................       421          --           -
   Finished goods and consumables.........       727        2,901       1,664
                                              ------       ------      ------
                                              $3,022       $7,127      $7,639
                                              ======       ======      ======

7. LONG-TERM DEBT

   Long-term debt consists of:

                                         December 31, December 31,  April 2,
                                             1998         1999        2000
                                         ------------ ------------ -----------
                                                                   (unaudited)
   Promissory note payable to DSC,
    bearing interest at 7%.............    $15,771      $16,904      $17,203
   Promissory note, bearing interest at
    9%.................................        --           940          905
   Subordinated promissory notes,
    bearing interest at 6%.............        --         3,750        3,750
                                           -------      -------      -------
                                           $15,771      $21,594      $21,858
                                           =======      =======      =======

   On January 30, 1998 the Company issued a promissory note with a principal amount of $17,000 and an interest rate of 7% per annum to DSC Telcom L.P. The principal amount of the promissory note was subsequently adjusted down by $1,984 with an effective adjustment date of January 30, 1998, due to a purchase price adjustment applicable to certain customer contracts. Accrued but unpaid interest is considered additional principal and is added to the principal indebtedness every quarter commencing April 15, 1998.

   The promissory note bearing interest at 7% is repayable in 36 equal monthly installments commencing February 1, 2001. In the event that the principal amount payable under the promissory note is adjusted further, the amount of the equal installments shall be recalculated from the date of the adjustment so that the principal is paid in equal installments over the remainder of the thirty-six month period. The amount payable under the promissory note is still under negotiation whereby the company is seeking to reduce the principal to be paid as a result of certain claims against DSC in connection with the acquisition.

   On March 19, 1999 the Company entered into two Loan Agreements to borrow $2,500 in installments of $1,250 each. The Company executed the borrowing of $1,250 against this Loan Agreement on March 29, 1999 as evidenced by the issue of a promissory note. The promissory note is repayable in 30 equal monthly installments of $46 commencing May 1, 1999 and two additional final installments of $94 to be paid on October 1, 2001 and May 1, 2002. The promissory note has an interest rate of 9% per annum.

   On March 19, 1999 the Company also entered into a subordinated loan and security agreement to borrow $3,750 in increments of $1,250 each. The loan was executed by the Company on March 29, 1999 by the issue of three subordinated promissory notes of $1,250. Two of the subordinated promissory notes have the same

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)

repayment conditions of 54 monthly installments consisting of one monthly installment of interest only of $0.4 (paid April 1999), 52 monthly installments of interest only of $6 (starting May 1, 1999) and one final balloon payment of $1,256 on September 1, 2003. Both subordinated promissory notes have an interest rate of 6% per annum. The third subordinated promissory note is payable in 21 monthly installments consisting of one monthly installment of interest only of $0.4 (paid April 1999), 19 monthly installments of interest only of $6 (starting May 1, 1999) and one final balloon payment of $1,256 on December 1, 2000. The promissory note has an interest rate of 6% per annum.

   Long term debt maturities at December 31, 1999 are as follows:

   2000................................................................. $ 1,743
   2001.................................................................   5,612
   2002.................................................................   5,635
   2003.................................................................   8,135
   2004.................................................................     469
                                                                         -------
                                                                         $21,594
                                                                         =======

8. COMMITMENTS

   Future minimum lease payments for assets under capital leases at December 31, 1999 are as follows:

   2000.................................................................... $60
   2001....................................................................  35
                                                                            ---
                                                                             95
   Less amount representing interest.......................................  (8)
                                                                            ---
   Present value of future minimum lease payments..........................  87
   Less current portion....................................................  53
                                                                            ---
                                                                            $34
                                                                            ===

   The net book value of machinery and equipment under capital lease obligations December 31, 1998 was $117 and at December 31, 1999 was $78.

   Airspan has $266 in commitments for the acquisition of property, plant and equipment at December 31, 1999.

   Future minimum lease payments for assets under noncancelable operating leases with original terms of more than one year as of December 31, 1999 are as follows:

   2000.................................................................. $1,184
   2001..................................................................  1,114
   2002..................................................................  1,093
   2003..................................................................    849
   2004..................................................................    583
   Thereafter............................................................  1,620
                                                                          ------
                                                                          $6,443
                                                                          ======

   Airspan Networks Inc. has entered into various operating lease agreements, primarily for office space, warehouse space and vehicles. Rent expense for the eleven months ended December 31, 1998 was $1,204 and for the year ended December 31, 1999 was $1,554.

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)

   The Company had guarantees with its landlords, a supplier and customers totalling $4,068 at December 31, 1999 and $3,254 at April 2, 2000. The guarantees relate to non payment or non performance under contracts. Bank security guarantees of similar amounts have been established and are classified as restricted cash.

9. SEGMENTS

   As a developer and supplier of fixed wireless communications access systems and solutions, the Company has one reportable segment. The revenue of this single segment is comprised primarily of revenue from products and, to a lesser extent, services. All of the Company's revenue is generated from the United Kingdom operations. Substantially all of the Company's revenue is attributable to customers in Asia Pacific, Europe and the United States. Additionally, substantially all of the Company's assets other than most of the cash and certain intangibles are located within the United Kingdom and Ireland.

   An analysis of revenue by geographical market is given below:

                                  Predecessor                             Company
                            ------------------------ --------------------------------------------------
                                            Month                                     Quarter  Quarter
                             Year ended     ended    Eleven months ended  Year ended   ended    ended
                            December 31, January 25,    December 31,     December 31, April 4, April 2,
                                1997        1998            1998             1999       1999     2000
                            ------------ ----------- ------------------- ------------ -------- --------
                                                                                         (unaudited)
   United States...........    $1,316        --            $ 3,048         $   487     $   86   $  117
   Asia Pacific............       --        $ 10             1,317           4,928        386    4,092
   Europe..................     1,684         16             5,503           5,151        471    1,344
   Africa and MiddleEast...     1,711        109             1,453           1,725        358       83
   Other location..........       107        --                164             189        --        25
                               ------       ----           -------         -------     ------   ------
                               $4,818       $135           $11,485         $12,480     $1,301   $5,661
                               ======       ====           =======         =======     ======   ======

   For the year ended December 31, 1997, the Predecessor Business had revenues from transactions with four customers which amounted to 26%, 20%, 15% and 14% of total revenues. For the one month ended January 25, 1998, the Predecessor Business had revenues from transactions with one customer which amounted to 78% of total revenues. For the 11 month period ended December 31, 1998, the Company had revenues from transactions with three customers which amounted to 18%, 14% and 14% of total revenues. For the year ending December 31, 1999 the Company had revenues from transactions with three customers which amounted to 27%, 18% and 13% of total revenues. For the quarter ended April 4, 1999 the Company had revenues from transactions with three customers which amounted to 30%, 26% and 22% of total revenues. For the quarter ended April 2, 2000 the Company had revenues from transactions with three customers which amounted to 36%, 28% and 17% of total revenues.

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)


   An analysis of the Company's assets is given below:

                                              December 31, December 31, April 2,
                                                  1998         1999       2000
                                              ------------ ------------ --------
Long-lived assets:
Property, plant and equipment, net:
  United States..............................       --       $    11    $    17
  United Kingdom and Ireland.................   $ 4,681        6,740      6,927
                                                -------      -------    -------
                                                  4,681        6,751      6,944
                                                -------      -------    -------
Intangible assets, net:
  United States..............................     2,227        1,092        978
  United Kingdom and Ireland.................     2,053          712        550
                                                -------      -------    -------
                                                  4,280        1,804      1,528
                                                -------      -------    -------
    Total long-lived assets..................   $ 8,961      $ 8,555    $ 8,472
                                                =======      =======    =======
Total assets:
  United States..............................   $32,932      $55,464    $50,148
  United Kingdom and Ireland.................    24,908       32,756     35,280
                                                -------      -------    -------
                                                $57,840      $88,220    $85,428
                                                =======      =======    =======

10. STOCK OPTIONS

   On February 1, 1998, and as subsequently amended, the Board of Directors authorized the establishment of a non-qualified employee stock option plan whereby the Company may grant employees stock options to purchase up to 2,791,667 shares of common stock. The exercise price of each option is equal to the market price of the Company's common stock on the date of grant, as determined by the Board of Directors of the Company. Employee stock options generally vest over a four-year period and expire on the tenth anniversary of their issuance. The total number of options granted were 1,237,167 and 1,779,500 and 2,007,334 as of December 31, 1998, December 31, 1999 and April 2,
2000, respectively, to employees under the plan.

   Also, within the plan described above, the Company granted nonqualified common stock options to directors under various discrete option agreements. The number of non-qualified options granted to directors were 500,000 and 596,666 and 596,666 as of December 31, 1998, December 31, 1999 and April 2, 2000, respectively.

   The Company has a full recourse note receivable from a director relating to the exercise of such options in the amount of $150 outstanding at December 31, 1998 and $130 outstanding at December 31, 1999 and April 2, 2000. Such options may be exercised for the issuance of restricted stock to the extent such options are not vested. Restrictions lapse over the same four year vesting schedule as the underlying option. In the event of termination, the Company has a repurchase right determined on the original exercise price.

   The Company granted options to purchase 14,000 shares of common stock to consultants at an exercise price of $0.30 per share in February 1998. In December 1999 the Company granted options to purchase 5,000 shares of common stock to a consultant at an exercise price of $6.00 per share. These options were granted in exchange for consulting services. The Company valued these options using the Black-Scholes option-pricing model. As such, $4 was charged to operations in 1998, $93 was charged to operations in 1999 and $25 was charged to operations in the quarter ended April 2, 2000 to reflect the estimated fair value of the underlying options. All such options remain unexercised as of December 31, 1998, December 31, 1999 and April 2, 2000.

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)

   The Company has reserved 505,048 shares as at December 31, 1999 and 281,090 as at April 2, 2000 of its Common Stock for purchase upon exercise of options to be granted in the future.

   The following table sets forth the activity for all common stock options:

                                                                     Weighted
                                                       Number of     average
                                                        shares    exercise price
                                                       ---------  --------------
   Outstanding, February 1, 1998......................       --         --
     Granted.......................................... 1,737,167      $0.30
     Forfeited........................................   (20,000)      0.34
     Exercised........................................  (500,000)      0.30
                                                       ---------
   Outstanding, December 31, 1998..................... 1,217,167       0.30
     Granted..........................................   639,000       2.32
     Forfeited........................................   (69,548)      0.50
     Exercised........................................  (196,720)      0.30
                                                       ---------
   Outstanding, December 31, 1999..................... 1,589,898      $1.11
                                                       =========      =====

   The following table sets forth stock options outstanding at December 31, 1999:

                                       Outstanding options  Exercisable options
                                             Weighted             Weighted
                                             average              average
                                            remaining            remaining
                                           contractual          contractual
                                       -------------------- --------------------
   Exercise Price                        Number      life     Number      life
   --------------                      ----------- -------- ----------- --------
   $0.30..............................     941,905     8.25     304,247     8.23
    0.54..............................     285,167     9.15       3,177     8.92
    1.80..............................      34,833     9.57         --       --
    3.60..............................     295,833     9.75         --       --
    6.00..............................      32,333     9.92         --       --

   The Company applies APB 25 in accounting for its stock options and warrants. On a pro forma basis, had compensation cost been determined on the basis of fair value determined under the minimum value method pursuant to SFAS 123, net loss would have been as follows for the periods ended December 31, 1998 and December 31, 1999:

                                                      Eleven months
                                                          ended      Year ended
                                                      December 31,  December 31,
                                                          1998          1999
                                                      ------------- ------------
   Net loss, as reported.............................   $(35,596)     $(29,449)
   Pro forma net loss................................    (35,628)      (29,480)
   Net loss per share................................     (65.72)       (33.84)
   Pro forma net loss per share......................     (65.77)       (33.87)

   The pro forma effect of applying SFAS 123 is not likely to be representative of the effects on reported net income or loss for future years.

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)

   The weighted average fair value of the options at their grant date was $0.06 during 1998 and $0.60 during 1999. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted average of the assumptions used in the model:

                                                      Eleven months
                                                          ended      Year ended
                                                      December 31,  December 31,
                                                          1998          1999
                                                      ------------- ------------
   Risk-free interest rate...........................     5.45%         5.60%
   Expected years until exercised....................        5             5
   Expected dividend yield...........................        0             0
   Expected volatility...............................        0             0

11. CONVERTIBLE PREFERRED STOCK

   The holders of the $1.00 Series A Convertible Preferred Stock (Series A Stock) and $1.75 Series B Convertible Preferred Stock (Series B Stock) and $2.50 Series C Convertible Preferred Stock (Series C Stock) are entitled to receive dividends, on an as-converted basis, if and when any such dividend is paid on the Common Stock, by declaration of the Board of Directors. No dividends have been declared.

   Upon any liquidation, dissolution or winding up of Airspan, the holders of the Series A Stock, Series B Stock and Series C Stock will be entitled to receive, from Airspan's assets available for distributions to stockholders, $1.00 for each outstanding share of the Series A Stock, $1.75 for each outstanding share of the Series B Stock, and $2.50 for each outstanding share of Series C Stock plus all dividends accrued, on a pari passu basis, before any distribution is made to the Common stockholders. After such payment and distribution to any other class or series of preferred stock, the holders of the Convertible Preferred Stock would be entitled to further distributions of remaining assets on a pari passu basis.

   The Series A Stock, Series B Stock and Series C Stock is convertible into Common Stock at any time after issuance. Except under the conditions described below the Convertible Preferred Stock are converted to Common Stock on a three for one basis. This conversion factor would be adjusted ratably if any subsequent issues of Common Stock or Convertible Preferred Stock are at a lower per share consideration than the Series A, B and C convertible preferred stock already in issue. The Series A Stock, Series B Stock and Series C Stock would be automatically converted to common stock upon the closing of a qualified initial public offering. The Series A Stock, Series B Stock and Series C Stock are not redeemable.

   The holders of each share of the Series A Stock, Series B Stock and Series C Stock have the right to one vote for each share of Common Stock into which each such share of Series A Stock, Series B Stock and Series C Stock could then be converted. The voting rights of Convertible Preferred Stock are the same as the rights of the holders of the Common Stock.

12. STOCK WARRANTS

   As of December 31, 1999, in addition to the option plans discussed above, Airspan has various warrants outstanding to purchase 249,998 shares of the Company's Series B Convertible Preferred Stock at exercise prices of $1.75 per share which were issued in connection with debt facilities and lease agreements. As of December 31, 1999 all of these warrants are currently exercisable. These warrants expire on the earlier of seven years from the effective date of the warrant agreement or three years from the effective date of the Company's initial public offering. Upon the completion of a qualified initial public offering these warrants would convert to common stock warrants. The number of shares of Common Stock to be obtained upon exercise of certain of these warrants are

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)

subject to adjustment under certain conditions. The estimated fair value of the warrants, determined based on the Black-Scholes valuation model was $95. The value of these warrants was recorded as deferred loan costs and are amortized over the life of the loan.

13. NET LOSS PER SHARE

   Net loss per share is computed using the weighted average number of shares of common stock outstanding less the number of shares subject to repurchase. Shares associated with stock options, warrants and the convertible preferred stock are not included in the calculation of diluted net loss per share because they are antidilutive. As described above, each share of convertible preferred stock will automatically convert to common stock upon the completion of the company's initial public offering. Pro forma net loss per share data has been determined as if each share of convertible preferred stock had converted to common stock at the time of issuance.

   The following table sets forth the computation of basic and diluted net loss per share and pro forma basic and diluted net loss per share for the periods indicated:

                           11 months        Year        Quarter      Quarter
                             ended         ended         ended        ended
                          December 31,  December 31,   April 4,     April 2,
                              1998          1999         1999         2000
                          ------------  ------------  -----------  -----------
                                                            (unaudited)
Numerator:
Net loss................  $   (35,596)  $   (29,449)  $    (7,057) $    (7,064)
                          ===========   ===========   ===========  ===========
Denominator:
Weighted average common
 shares outstanding.....      965,908     1,231,728     1,125,000    1,350,902
Less weighted average
 shares of restricted
 stock..................     (424,242)     (361,400)     (442,130)    (263,889)
                          -----------   -----------   -----------  -----------
Denominator for basic
 and diluted
 calculations...........      541,667       870,328       682,870    1,087,047
Weighted average pro
 forma conversion of
 convertible preferred
 stock..................   14,329,870    20,575,794    19,287,302   26,546,032
                          -----------   -----------   -----------  -----------
Denominator for pro
 forma basic and diluted
 calculation............   14,871,537    21,446,122    19,970,172   27,633,079
                          ===========   ===========   ===========  ===========
Net loss per share:
Basic and diluted.......  $    (65.72)  $    (33.84)  $    (10.33) $     (6.50)
                          ===========   ===========   ===========  ===========
Pro forma basic and
 diluted................  $     (2.39)  $     (1.37)  $     (0.35) $     (0.26)
                          ===========   ===========   ===========  ===========

   There were 1,217,167 stock options and 56,442,858 shares of convertible preferred stock outstanding at December 31, 1998, and 1,589,898 stock options, 249,998 Series B Convertible stock warrants and 78,571,429 shares of convertible preferred stock outstanding at December 31, 1999, 1,428,042 stock options, 249,998 Series B Convertible stock warrants and 58,571,429 shares of convertible preferred stock outstanding at April 4, 1999 and 1,776,851 stock options, 249,998 Series B Convertible stock warrants and 80,171,429 shares of convertible preferred stock outstanding at April 2, 2000 that were excluded from the computation of diluted net loss per share as their effect was antidilutive. If the Company had reported net income, the calculation of these per share amounts would have included the dilutive effect of these common stock equivalents using the treasury stock method for stock options and warrants using the if converted method for convertible preferred stock.

                             AIRSPAN NETWORKS INC.

              (in thousands, except for share and per share data)


14. PAR VALUE

   The Company's common stock originally had a par value of $0.01. On August 6, 1999, the Company reincorporated from Delaware to Washington. In connection with this reincorporation, the par value of the common stock was changed to $0.0001. As a result of the reverse split described in note 16, the par value of common stock is now $0.0003.

15. RELATED PARTY TRANSACTIONS

   Airspan paid $220 in 1998 and $263 in 1999 to SeaPoint Ventures for executive management and accounting services. Thomas Huseby, chairman of the Company's board of directors, is a general partner of SeaPoint Ventures.

16. SUBSEQUENT EVENTS

   In March 2000, the Board of Directors authorized the Company to proceed with the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company's common stock.

   In April 2000 the Company issued 578,573 Series C convertible preferred shares at $2.50 per share, raising $1,446.

   In May 2000 the common stock of the Company underwent a three for one reverse split. The authorized common stock after the reverse split was increased from 33,333,333 to 50,000,000 shares.

   In May 2000 the Board of Directors and the shareholders approved the adoption of the 2000 Employee Stock purchase plan (the "Purchase Plan"). A total of 500,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase shares of common stock through the payroll deductions at 85% of fair market value of the common stock, as defined in the Purchase Plan.

   In May 2000 the Board of Directors approved an increase in the number of shares of common stock reserved under the 1998 Stock option plan from 2,791,667 to 4,591,666.

Inside back cover
  Textual description of Artwork
    Complete Wireless Fixed Access Solutions
      .  Picture of AS 4000 Subscriber Terminals with text:
         "Fixed Wireless Access Systems: Robust high-speed solutions for the local access network."

      .  Picture of AS 8100 on computer screen with text:
         "Access Management System: Configuration, alarm, test and performance manager."

      .  Picture of implementation of AS 9000 with text:
         "Radio Planning: Planning tool to predict radio coverage and plan AS 4000 deployments."

    "Customer Services & Training

    Customer Support Services

    Installation, commissioning, test and handover to on-going support and maintenance

    Training Programs

    Instructor-led highly personalized sessions with hands-on practical training."


    Logo, Airspan the Wireless Future for Telecommunications

                          [AIRSPAN LOGO APPEARS HERE]

                                    PART II

                   Information Not Required in the Prospectus

Item 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                                     Amount
                                                                   To be paid
                                                                  -------------
SEC Registration Fee............................................. $   16,698.00
NASD Filing Fee..................................................      7,000.00
Nasdaq National Market Listing Fee...............................     95,000.00
Printing Fees and Expenses.......................................    250,000.00
Legal Fees and Expenses..........................................    350,000.00
Accounting Fees and Expenses.....................................    200,000.00
Blue Sky Fees and Expenses.......................................     30,000.00
Transfer Agent and Registrar Fees................................     10,000.00
Other............................................................    541,302.00
                                                                  -------------
  Total.......................................................... $1,500,000.00
                                                                  =============

--------
*  To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 5.4 of our Articles of Incorporation authorizes us to indemnify any present or former director or officer to the fullest extent not prohibited by the Washington Business Corporation Act ("WBCA") or other applicable law now or hereafter in force. Chapter 23B.08.510 and .570 of the WBCA authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the Securities Act.

   In addition, we maintain directors' and officers' liability insurance under which our directors and officers are insured against loss (as defined in the policy) as a result of claims brought against them for their wrongful acts in such capacities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   (a) The Company has issued or sold the following securities within the past three years:

  . an aggregate of 22,178,573 shares of Series C convertible preferred stock at $2.50 per share in November 1999, February and April 2000 to 26 accredited investors

  . a warrant to purchase 249,998 shares of Series B convertible preferred stock at $1.75 per share in March 1999 to a commercial equipment leasing company

  . an aggregate of 18,571,429 shares of Series B convertible preferred stock at $1.75 per share and 83,333 shares of common stock at $0.03 per share in November 1998 to 19 accredited investors

  . an aggregate of 40,000,000 shares of Series A convertible preferred stock at $1.00 per share in January and August 1998 to 9 accredited investors

  . an aggregate of 541,667 shares of common stock at $0.03 per share in January 1998 to 3 accredited investors

   (b) As of April 2, 2000, an aggregate of 733,725 shares of Common Stock had been issued upon exercise of options under the Registrant's Stock Option Plan.

   (c) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

   The issuances described in Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The issuances described in Item 15(c) were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule
701. In addition, such issuances were deemed to be exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits

  1.1  Form of Underwriting Agreement*

  3.1  Amended and Restated Articles of Incorporation of the Registrant

  3.2  Bylaws of the Registrant***

  4.1  Form of the Registrant's common stock certificate***

  5.1  Opinion of Preston Gates & Ellis LLP*

 10.1  Manufacturing Contract, dated August 27, 1998, between Airspan
       Communications Limited and Flextronics International Sweden AB***

 10.2 Contract for the Sale and Purchase of Equipment and Ancillary Facilities for the Establishment of a Wireless Access System, dated October 25,
       1999, between AZ Communications Network, Inc. and Airspan Communications
       Limited**/***

 10.3  Contract for the Engineering, Project Management, Factory Inspection,
       Training and Technical Assistance Services for the Establishment of a Wireless Access System, dated October 25, 1999, between AZ
       Communications Network, Inc. and Airspan Communications Limited**

 10.4  Contract for purchase order No. LP/0442/99 between Airspan
       Communications Ltd and Suntel Private Ltd. dated April 29, 1999**

 10.5  Distributor Agreement between Airspan Networks Inc. and GLS LLC.**/***

 10.6  Supply Agreement between Airspan Networks Inc. and GLS LLC.**

 10.7  Original Equipment Manufacturer Agreement between Motorola, Inc. and
       Airspan Networks Inc.**

 10.8  Lease for Registrant's facilities located at Oxford House and Cambridge
       House, Uxbridge, U.K.***

       Lease for Registrants facilities located at Riverside Way, Uxbridge,
 10.9  U.K.***

 10.10 Agreement to tender with eircom, plc**

 10.11 1998 Stock Option and Restricted Stock Plan

 10.12 2000 Employee Stock Purchase Plan

 21.1  Subsidiaries of registrant***

 23.1  Consent of Ernst & Young, Independent Auditors

 23.2  Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1)*

 27.1  Financial Data Schedule

--------

*  To be filed by amendment

** Confidential treatment requested for portions of this agreement.

*** Previously filed

   (b) Financial Statement Schedules

                                                                Schedule II

                             AIRSPAN NETWORKS INC VALUATION AND QUALIFYING ACCOUNTS
                         --------------------------------------------------------------
                                         (in thousands of U.S. dollars)
                                      Additions          Deductions
                                      ---------- ---------------------------
                          Balance at                                         Balance at
                         Beginning of Charged to Credited to Charged Against   End of
                            Period     Expenses   Expenses      Provision      Period
                         ------------ ---------- ----------- --------------- ----------
Allowance for doubtful
 debts
Year ended December 31,
 1999...................     578         856         (20)          (283)       1,130
Eleven months ended
 December 31, 1998......       0         578           0             0           578

               REPORT OF INDEPENDENT AUDITORS ON SCHEDULE II

   We have audited the consolidated financial statements of Airspan Networks Inc. as of December 31, 1998 and 1999 and for the eleven month period ended December 31, 1998 and the year ended December 31, 1999, and have issued our report thereon dated February 9, 2000, except for Note 16--Subsequent Events, as to which the date is May 26, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in
Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

   In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                 /s/ Ernst & Young
                                                 Ernst & Young

London, England

May 26, 2000

ITEM 17. UNDERTAKINGS

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Uxbridge, United Kingdom, on the 26th day of May 2000.

                                          Airspan Networks Inc.

                                                   /s/ Eric D. Stonestrom
                                          By: _________________________________
                                             Eric D. Stonestrom, President and
                                                  Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated.

                                                                         Dated
                                                                         -----

        /s/ Eric D. Stonestrom         President and Chief           May 26, 2000
______________________________________  Executive Officer,
          Eric D. Stonestrom            Director (Principal
                                        Executive Officer)

       /s/ Joseph J. Caffarelli        Senior Vice President,        May 26, 2000
______________________________________  Finance; Chief Financial
         Joseph J. Caffarelli           Officer (Principal
                                        Financial and Accounting
                                        Officer)


                  *                    Director
______________________________________
             Jon Bayless

                  *                    Director
______________________________________
              Berry Cash

                  *                    Director
______________________________________
           Thomas S. Huseby

                  *
______________________________________
           Bandel L. Carano

                  *
______________________________________
           David A. Twyver

                  *
______________________________________
             Ovid Santoro

--------

*  Pursuant to a Power of Attorney dated April 11, 2000

                                 EXHIBIT INDEX

  1.1  Form of Underwriting Agreement*

  3.1  Amended and Restated Articles of Incorporation of the Registrant

  3.2  Bylaws of the Registrant***

  4.1  Form of the Registrant's common stock certificate***

  5.1  Opinion of Preston Gates & Ellis LLP*

 10.1  Manufacturing Contract, dated August 27, 1998, between Airspan
       Communications Limited and Flextronics International Sweden AB***

 10.2 Contract for the Sale and Purchase of Equipment and Ancillary Facilities for the Establishment of a Wireless Access System, dated October 25,
       1999, between AZ Communications Network, Inc. and Airspan Communications
       Limited**/***

 10.3  Contract for the Engineering, Project Management, Factory Inspection,
       Training and Technical Assistance Services for the Establishment of a Wireless Access System, dated October 25, 1999, between AZ
       Communications Network, Inc. and Airspan Communications Limited**

 10.4  Contract for purchase order No. LP/0442/99 between Airspan
       Communications Ltd and Suntel Private Ltd. dated April 29, 1999**

 10.5  Distributor Agreement between Airspan Networks Inc. and GLS LLC.**/***

 10.6  Supply Agreement between Airspan Networks Inc. and GLS LLC.**

 10.7  Original Equipment Manufacturer Agreement between Motorola, Inc. and
       Airspan Networks Inc.**

 10.8  Lease for Registrant's facilities located at Oxford House and Cambridge
       House, Uxbridge, U.K.***

       Lease for Registrants facilities located at Riverside Way, Uxbridge,
 10.9  U.K.***

 10.10 Agreement to tender with eircom, plc**

 10.11 1998 Stock Option and Restricted Stock Plan

 10.12 2000 Employee Stock Purchase Plan

 21.1  Subsidiaries of registrant***

 23.1  Consent of Ernst & Young, Independent Auditors

 23.2  Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1)*

 27.1  Financial Data Schedule
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*  To be filed by amendment
** Confidential treatment requested for portions of this agreement.

*** Previously filed